Exhibit 99.1

CYBERARK SOFTWARE LTD.

9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel

May 21, 2019

Dear CyberArk Software Ltd. Shareholders:

We cordially invite you to attend the 2019 Annual General Meeting of Shareholders, or the Meeting, of CyberArk Software Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on June 25, 2019, at the Company’s offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

The Meeting is being called for the following purposes:

(1)
To re-elect each of Gadi Tirosh and Amnon Shoshani for a term of approximately three years as a Class II director of the Company, until the Company’s annual general meeting of shareholders to be held in 2022 and until his respective successor is duly elected and qualified.

(2)
To amend the compensation of the Company’s non-executive directors to provide for fixed annual director fees and predetermined values of initial and recurring annual equity grants of restricted share units (RSUs).

(3)	To approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.
(4)
To approve, in accordance with the requirements of the Companies Law, a grant for 2019 of options to purchase ordinary shares of the Company, par value NIS 0.01 per share, or ordinary shares, RSUs and performance share units (PSUs), to the Chairman of the Company’s board of directors, or the Board, and Chief Executive Officer, Ehud (Udi) Mokady.

(5)
To authorize, in accordance with the requirements of the Companies Law the Company’s Chairman of the Board and Chief Executive Officer, Ehud (Udi) Mokady, to continue serving as the Chairman of the Board and the Company’s Chief Executive Officer, for the maximum period permitted under the Companies Law.

(6)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2019 and until the Company’s 2020 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.

Members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2018.

The Board unanimously recommends that you vote in favor of each of the foregoing proposals, which are more fully described in the accompanying proxy statement.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Shareholders of record at the close of business on May 17, 2019, are entitled to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the accompanying proxy statement, please mark, date, sign and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by the Company’s transfer agent or at the Company’s registered office at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel, not later than 11:59 p.m. (EDT) on June 24, 2019 to be validly included in the tally of ordinary shares voted at the Meeting. If you are a shareholder who holds shares in “street name” (i.e., through a bank, broker or other nominee), an earlier deadline may apply to receipt of your proxy card. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. An electronic copy of the enclosed proxy materials will also be available for viewing at http://investors.cyberark.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed prior to the Meeting at the registered office of the Company from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). The Company’s telephone number at its registered office is +972-3-918-0000.

Sincerely, Ehud (Udi) Mokady Chairman of the Board of Directors and Chief Executive Officer

ii

CYBERARK SOFTWARE LTD.
9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel
+972-3-918-0000
__________________________

PROXY STATEMENT
__________________________

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

 This proxy statement, or Proxy Statement, is being furnished in connection with the solicitation of proxies on behalf of the Board, of CyberArk Software Ltd. (to which we refer as “we,” “us,” “CyberArk” or the “Company”) to be voted at the 2019 Annual General Meeting of Shareholders, or the Meeting, and at any postponement or adjournment thereof. The Meeting will be held at 4:00 p.m. (Israel time) on June 25, 2019, at our offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

 This Proxy Statement and the enclosed proxy card are being made available on or about May 21, 2019, to holders of the Company’s ordinary shares, nominal (par) value NIS 0.01 per share, or ordinary shares, as of the close of business on May 17, 2019, the record date for the Meeting, or the Record Date. You are entitled to vote at the Meeting, if you hold ordinary shares as of the close of business on the Record Date.

See “How You Can Vote” below for information on how you can vote your shares at the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

 Agenda Items

 The Meeting is being called for the following purposes:

(1)
To re-elect each of Gadi Tirosh and Amnon Shoshani for a term of approximately three years as a Class II director of the Company, until the Company’s annual general meeting of shareholders to be held in 2022 and until his respective successor is duly elected and qualified.

(2)
To amend the compensation of the Company’s non-executive directors to provide for fixed annual director fees and predetermined values of initial and recurring annual equity grants of restricted share units (RSUs).

(3)	To approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Companies Law.
(4)
To approve, in accordance with the requirements of the Companies Law, a grant for 2019 of options to purchase ordinary shares of the Company, RSUs and performance share units (PSUs), to the Company’s Chairman of the Board and Chief Executive Officer, Ehud (Udi) Mokady.

(5)
To authorize, in accordance with the requirements of the Companies Law, the Company’s Chairman of the Board and Chief Executive Officer, Ehud (Udi) Mokady, to continue serving as the Chairman of the Board and the Chief Executive Officer, for the maximum period permitted under the Companies Law.

(6)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2019 and until the Company’s 2020 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

 Board Recommendation

 Our Board recommends that you vote “FOR” each of the above proposals.

 Quorum

 On May 17, 2019, we had 37,608,908 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the Record Date is entitled to one vote on each of the proposals to be presented at the Meeting. Under our articles of association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of the voting power of our Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day of the week, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” (if any) are counted as present for purposes of determining a quorum.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the proposals to be presented at the Meeting. In addition, the approval of Proposals 3 and 5 requires that either (i) such majority includes at least a majority of the votes cast by present and voting shareholders who are not “controlling shareholders” (as defined below) and who do not have a “personal interest” (as defined below) in the matter ; or (ii) that the votes cast against such proposal by the shareholders who are not “controlling shareholders” and who do not have a “personal interest” do not exceed two percent (2%) of the aggregate voting power of the Company (the “Special Majority”). Except for the purpose of determining a quorum, abstentions from voting and “broker non-votes” (if any) are not treated as votes cast and are not counted in determining the outcome of any of these proposals.

Pursuant to the Companies Law, in order for your vote to be counted for purposes of the Special Majority, you must indicate on your proxy or inform the Company at the Meeting and prior to voting thereon, (i) if you are a controlling shareholder of the Company, or (ii) if you have a “personal interest” in the approval of Proposal 3 or 5 (any person to whom, or entity to which, either of clauses (i) or (ii) apply shall be referred to hereinafter as an “Interested Party”).

Under the Companies Law, the term “personal interest” is defined as shareholder’s personal interest in an action or a transaction of a company (i) including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (ii) excluding a personal interest arising solely from holding the Company’s ordinary shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct our activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, 50% or more of any one of the “means of control” of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

In the enclosed form of proxy card or voting instruction form you will be requested to indicate whether you are an Interested Party with respect to Proposal 3 or 5. In order to provide for proper counting of shareholder votes, if you have not confirmed that you are not an Interested Party with respect to Proposal 3 or 5 by marking “NO” on the proxy card or voting instruction form (or in your electronic submission), your vote will not be counted for purposes of the Special Majority.

As of the date of this Proxy Statement, we are not aware of any controlling shareholders as defined above, and therefore believe that other than our directors, officers and their relatives, none of our shareholders should have a personal interest in Proposal 3 or 5. Such shareholders should mark “NO” in the appropriate place on the proxy card or voting instruction form (or in their electronic submission).

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization;

●
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit a proxy by telephone; or

●
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit your proxy over the Internet.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, these proxy materials are being sent directly to you by our transfer agent. As the shareholder of record, you have the right to provide your voting proxy directly to the Chief Financial Officer of our Company or to vote in person at the Meeting. If you do not wish to attend the Meeting and wish to vote your ordinary shares, you should submit a proxy in one of the above mentioned manners. If you have lost or misplaced the proxy card mailed to you, you may request another by calling our proxy solicitor, Innisfree M&A Incorporated toll-free at (888) 750-5834 (from the U.S. or Canada) or at +1 (412) 232-3651 (from other locations).

 We will not be able to count a proxy card unless we receive it at our principal executive offices at 9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel, or our registrar and transfer agent receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on June 24, 2019.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted by the persons named as proxies in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment on any other matters that may properly come before the Meeting.

Remember, on the enclosed form of proxy card you will be requested to indicate whether you are an Interested Party with respect to Proposal 3 or 5. In order to provide for proper counting of shareholder votes, if you have not confirmed that you are not an Interested Party with respect to Proposal 3 or 5 by marking “NO” on the proxy card (or in your electronic submission), your vote will not be counted for purposes of the Special Majority.

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or through a bank, trustee or other nominee, you are considered to be the beneficial owner of shares held in “street name.” Proxy materials are being furnished to you together with a voting instruction form by the broker, bank, trustee or other nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions on that form to direct your broker, bank, trustee or other nominee how to vote your shares. Many nominees provide means to vote by telephone or by Internet. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Under the rules of The Nasdaq Stock Market LLC, or Nasdaq, brokers, trustees or other nominees that hold shares in “street name” for clients only have authority to vote on “routine” proposals where they have not received voting instructions from beneficial owners, and a “broker non-vote” occurs when brokers, trustees or other nominees are unable to vote on “non-routine” proposals. The only item on the Meeting agenda that we believe may be considered “routine” is Proposal 6 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019; however, we expect that this will not be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

 Thus, if you, as a beneficial owner of the shares, do not provide specific instructions to your broker, trustee or other nominee on a specific proposal, your broker, trustee or other nominee will not be allowed to exercise its voting discretion with respect to that proposal. If your shares are held of record by a broker, trustee or other nominee, we urge you to give instructions to your broker, trustee or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. Additionally, we remind you when you provide instructions to your broker, trustee or other nominee, you will be requested to indicate whether you are an Interested Party with respect to Proposal 3 or 5. In order to provide for proper counting of shareholder votes, if you have not confirmed that you are not an Interested Party with respect to Proposal 3 or 5, by marking “NO” on your voting instruction form (or in your electronic submission), your vote will not be counted for purposes of the Special Majority.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 17, 2019, the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously-submitted voting instructions.

Shareholder Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law and our articles of association. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a shareholders meeting, provided that such proposal is deemed appropriate by the Board for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer at the following address: CyberArk Software Ltd., 9 Hapsagot St., POB 3143, Petach-Tikva, 4951040, Israel, Attn: Josh Siegel, Chief Financial Officer, or by facsimile to +972-3-9180028. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than May 28, 2019.

Solicitation of Proxies

Proxies are being made available to shareholders on or about May 21, 2019. We have retained Innisfree M&A Incorporated to assist with the solicitation of proxies in connection with the Meeting. Innisfree M&A Incorporated will receive customary fees plus out-of-pocket expenses in connection with the performance of its services. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may also solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Legal Counsel based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card and this Proxy Statement were furnished to the SEC under cover of a Form 6-K and are also available at the “Investor Relations” section of our website at http://investors.cyberark.com. The contents of that website are not a part of this Proxy Statement and are not incorporated by reference herein.

Assistance with Voting

If you have questions about how to vote your shares, you may contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1 (888) 750-5834 (from the U.S. or Canada) or at +1 (412) 232-3651 (from other locations).

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

As of May 17, 2019, there were no persons known by us to beneficially own more than 5% of our ordinary shares, based on public filings or information provided to us and calculated using the 37,608,908 ordinary shares we had issued and outstanding as of May 17, 2019.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

           For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2018, as required by regulations promulgated under the Companies Law, see “Item 6.B. Compensation” of our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 14, 2019, and available on the “Investor Relations” section of our website at http://investors.cyberark.com or through the SEC’s website at www.sec.gov.

CORPORATE GOVERNANCE AND DIRECTOR COMPENSATION

Overview

Our articles of association (the “Articles”) provide that we may have no fewer than four and no more than nine directors, as may be fixed from time to time by the Board. Our Board currently consists of seven directors. Each of our current six non-employee directors is independent under Nasdaq corporate governance rules that require a majority of our directors to be independent. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.

Board Leadership Structure and Lead Independent Director

Mr. Mokady is our founder, has been on the Board since inception and has served as our Chief Executive Officer since 2005. Since June 2016, he has also served as Chairman of our Board. As approved by our shareholders at the 2016 annual meeting, for so long as the positions of the Chief Executive Officer and Chairman of the Board are combined, our Board will appoint a lead independent director, or Lead Director, to facilitate strong, independent Board leadership and effective independent oversight. Our Lead Director is selected by our non-executive Board members from among the independent directors of the Board, who have served a minimum of one year as a director. Additionally, if at any meeting of the Board the Lead Director is not present, one of the following individuals, in the order listed, will act as Lead Director for the duration of such meeting: the chairperson of the audit committee, the chairperson of the compensation committee, or an independent member of the Board appointed by a majority of the independent members of the Board present. Mr. Tirosh currently serves as our Lead Director.

The authorities and responsibilities of the Lead Director include, but are not limited to, the following:

•
providing leadership to the Board if circumstances arise in which the role of the Chairman of the Board may be, or may be perceived to be, in conflict, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	presiding as chairman of meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent members of the Board;

•	serving as liaison between the Chairman of the Board and the independent members of the Board;

•	approving meeting agendas for the Board;

•	approving information sent to the Board;

•	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

•	having the authority to call meetings of the independent members of the Board;

•	ensuring that he or she is available for consultation and direct communication with shareholders, as appropriate;

•	recommending that the Board retain consultants or advisers that report directly to the Board;

•	conferring with the Chairman of the Board on important Board matters and promoting the Board’s focus on key issues and tasks facing the Company; and

•	performing such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its duties.

Board Committees and Meetings

During 2018, our Board met eight times and acted two times by written consent; our audit committee met seven times; our compensation committee met seven times and acted once by written consent; and our nominating and corporate governance committee met once. Each of the incumbent directors, including the nominees for re-election, attended more than 75% of our Board meetings and more than 75% of the meetings of each of the committees of the Board on which he or she served in the 2018 fiscal year.

Compensation of Non-Executive Directors

Our non-executive directors are currently entitled to the following compensation:

(1) an annual cash fee with respect to each 12 months of service in an amount of:

•	$24,000 for all directors, except for the Lead Director and the chairpersons of the audit committee and compensation committee,

•	$39,000 for the Lead Director, or

•	$30,000 to each of the chairperson of the audit committee and chairperson of the compensation committee; and

(2) a per-meeting cash fee, payable at the same time as the annual fee, in the amount of:

•	$1,000 for each meeting of the Board or any committee thereof in which a director participated in person,

•	$600 for each meeting of the Board or any committee thereof in which such director has participated through means of telecommunications, or

•	$500 for each written consent of the Board or any committee thereof that was adopted in writing in lieu of a meeting.

Directors are also entitled to be reimbursed with reasonable travel, accommodation and other expenses incurred by them in connection with attending Board and committee meetings and performing their functions as directors of the Company.

At the present time, each of our non-executive directors, serving at the time of each annual meeting of shareholders whose tenure does not terminate at such time, is entitled to receive, effective as of the date of each such annual meeting of shareholders, (1) options to purchase 5,000 ordinary shares, and (2) RSUs covering 2,000 ordinary shares. We may also grant options and/or RSUs in an aggregate value that shall not exceed the value of options to purchase up to 32,000 ordinary shares under our 2014 Share Incentive Plan, or the 2014 Plan, to each newly appointed non-executive director, upon his or her appointment or election in the future.

For more information on director compensation, see “Part I, Item 6.C. Board Practices—Compensation of Directors” of our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 14, 2019.

The compensation committee and the Board are recommending to amend the compensation of the Company’s non-executive directors to provide for fixed annual director fees and predetermined values of initial and recurring annual equity grants of restricted share units. For more information, see Proposal 2 of our proxy statement. Notably, the aggregate value of the proposed director compensation package, if Proposal 2 is approved by our shareholders, would be significantly lower compared to the estimated aggregate compensation that would otherwise be provided by the Company in 2019.

PROPOSAL 1

RE-ELECTION OF OUR CLASS II DIRECTORS

Background

Our shareholders are being asked to re-elect each of Gadi Tirosh and Amnon Shoshani as a Class II director.

Our current directors are divided among the three classes as follows:

(1) our Class I directors are Ehud (Udi) Mokady and David Schaeffer, whose current terms expire at our 2021 annual general meeting of shareholders and upon the election and qualification of their respective successors;

(2) our Class II directors are Gadi Tirosh and Amnon Shoshani, whose current terms expire at the Meeting and upon the election and qualification of their respective successors; and

(3) our Class III directors are Ron Gutler, Kim Perdikou and François Auque, whose current terms expire at our 2020 annual general meeting of shareholders and upon the election and qualification of their respective successors. Mr. Auque was appointed by the Board on February 14, 2019 to fill a Board vacancy. For more information, see our Form 6-K furnished to the SEC on February 14, 2019.

Re-Election of Class II Directors (Proposal 1)

The nominating and corporate governance committee recommended that we nominate each of our current Class II directors, Mr. Tirosh and Mr. Shoshani, for re-election as a Class II director at the Meeting.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares present or represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to reelect, as a Class II director, each of the nominees listed above.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the election of each of the two nominees listed below as a Class II director.

Nominee’s Qualifications and Independence

Each of the nominees has consented to being named in this Proxy Statement and has advised the Company that he is willing, able and ready to serve as a Class II director if elected. Additionally, in accordance with the Companies Law, each of the nominees has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and needs of our Company. We do not have any arrangements, understandings or agreements with respect to the election of any of the nominees at the Meeting. Mr. Tirosh and Mr. Shoshani are independent under Nasdaq corporate governance rules.

Biographies of Nominees

Set forth below is certain biographical information regarding the background and experience of Mr. Tirosh and Mr. Shoshani.

Gadi Tirosh has served as a member of our Board since June 2011, as Chairman of the Board between July 2013 and June 2016 and as Lead Director since July 2016. Since 2018, Mr. Tirosh has served as Venture Partner at Jerusalem Venture Partners, an Israeli venture capital firm that focuses, among other things, on cybersecurity companies and operates the JVP Cyber Labs incubator. From 2005 to 2018, he served as Managing Partner at Jerusalem Venture Partners. From 1999 to 2005, he served as Corporate Vice President of Product Marketing and as a member of the executive committee for NDS Group Ltd. (NASDAQ: NNDS) later acquired by Cisco Systems, Inc. a provider of end-to-end software solutions to the pay-television industry, including content protection and video security. Mr. Tirosh holds a Bachelor of Science in computer science and mathematics and an Executive MBA from the Hebrew University in Jerusalem, Israel.

Amnon Shoshani has served as a member of our Board since November 2009. Since February 1995, Mr. Shoshani has served as the Founder and Managing Partner of Cabaret Holdings Ltd. and, since March 1999, he has also served as Managing Partner of Cabaret Security Ltd., Cabaret Holdings Ltd. and ArbaOne Inc. ventures activities where he had a lead role in managing the group’s portfolio companies. Within that role, since 2018, Mr. Shoshani has served as the President and Chairman of the Board of Smartech-The Industry Pivot Ltd., a company that provides game changing technologies to the industrial world. Between 2005 and 2018, he served as CEO and Chairman of the Board of Smartech-The Industry Pivot Ltd. (then TIP-The Industry Pivot Ltd.). From 1994 to April 2005, Mr. Shoshani owned a Tel-Aviv boutique law firm engaged in entrepreneurship, traditional industries and high tech, which he founded. Mr. Shoshani holds an LL.B. from Tel Aviv University, Israel.

Proposed Resolutions: Proposal 1

 We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)
“RESOLVED, that the re-election of Gadi Tirosh as a Class II director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following his re-election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(b)
“RESOLVED, that the re-election of Amnon Shoshani as a Class II director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following his re-election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

 Required Vote: Proposal 1

The vote required for the re-election of each of the of the above-referenced director nominees is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on such re-election.

Board Recommendation

The Board recommends that you vote “FOR” the re-election of each of Mr. Tirosh and Mr. Shoshani as a Class II director as described in this Proposal 1.

PROPOSAL 2

AMENDMENT OF THE COMPENSATION OF THE
COMPANY’S NON-EXECUTIVE DIRECTORS
 Background

Each of our non-executive directors is entitled to compensation as detailed above in the Corporate Governance and Director Compensation - Compensation of Non-Executive Directors section, comprised of an annual cash retainer for the services provided to our Board and committees, separate cash payment for each Board or committee meeting attended, an initial equity grant to newly appointed non-executive directors, upon their appointment and an annual equity grant to directors serving at the time of each annual shareholder meeting.

Our current director cash compensation was structured based on Companies Law requirements. In May 2016, our Board elected to opt-out of the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee, and director compensation. As part of the Company’s periodical evaluation of our director compensation, the Board and the compensation committee reviewed the independent compensation analysis prepared by Radford Surveys and Consulting, or Radford, to ensure that the Company’s director compensation is aligned with and competitive relative to market practices.

In its review, Radford advised that the cash compensation of all companies in our Peer Group (as listed in Proposal 4) is based on a fixed, retainer only annual fee, reflecting the ongoing nature of the commitment and work of a board and committee member in a public company whose support is required and provided beyond participation in formal meetings. In addition, a majority of U.S. companies differentiate director compensation levels by scope of responsibilities and role (such as committee membership and board leadership roles).

With regards to director equity compensation, Radford advised that a majority of our Peer Group awards equity in the form of RSUs for both initial and annual equity awards, with over 90% of such companies targeting a dollar value instead of a fixed number of shares, which provides directors with consistent value and caps the equity compensation irrespective of stock price fluctuation.

Under the Companies Law changes to the compensation of our directors require shareholder approval.

Structure of Proposed non-Executive Director Compensation

The compensation committee and the Board are recommending changes to non-executive director compensation that are in line with the Company’s Compensation Policy, as in effect from time to time, for directors and reflect market best practices, generally aligning our director compensation with the 50th percentile of our Peer Group. Such changes include setting a retainer-based annual fee for each independent director, the Lead Director and each committee chairperson and member, and a dollar value for each director’s initial and annual equity grants versus a fixed number of shares. The recommended changes are designed to enable us to appropriately incentivize and attract qualified members to our Board, while providing directors with consistent value irrespective of stock price appreciation. As a result, we believe that this structure aligns the compensation of the directors with shareholder interests.

Notably, the aggregate value of the proposed director compensation package, if Proposal 2 is approved by our shareholders, would be significantly lower compared to the estimated aggregate compensation that would otherwise be provided by the Company in 2019.

Effective upon the approval of the shareholders, each of our non-executive directors shall be entitled to the following:

Cash Compensation

A retainer annual fee with respect to each twelve months of service in an amount of:

•	Board Member Compensation:

o	Annual Compensation – US$35,000

o	Additional Lead Director Retainer – US$17,500

•	Additional Committee Member Compensation (excluding Chairperson):

o	Audit Committee – US$10,000

o	Compensation Committee – US$6,000

o	Nominating and Corporate Governance Committee – US$4,000

o	Strategy Committee – US$4,000

•	Additional Committee Chairperson Compensation:

o	Audit Committee – US$20,000

o	Compensation Committee – US$12,000

o	Nominating and Corporate Governance Committee – US$8,000

o	Strategy Committee – US$8,000

The retainer annual fee shall be payable on a quarterly basis in arrears, except that with respect to a service of less than a full twelve months period, the retainer annual fee shall be due on a proportional basis with respect to the actual period of service. The Strategy Committee is a committee of the Board that meets on an as-needed basis, from time to time, under the direction of the Board, to review certain of the issues that may influence the strategic or financial direction of the Company. As this committee convened three times in the past five years, the retainer annual fee shall be payable only in years in which the committee meets.

Equity Based Compensation

Initial Grant - Each newly appointed or elected non-executive director of the Company shall be granted RSUs in a value of up to $350,000, calculated based on the average price of the Company’s ordinary shares in the calendar month preceding such appointment or election, on the 10th day of the month following such appointment or election (referred to as the “date of grant”). Such initial grant of RSUs shall vest and become exercisable over a three-year period commencing as of the 15th day of the month of the appointment or election.

Annual Grant - Each non-executive director of the Company serving at the time of each annual shareholder meeting (provided that he or she has served at least nine months as director at such time), whose tenure does not terminate at such time, shall be granted RSUs in a value equal to $200,000, calculated based on the average price of the Company’s ordinary shares in January of the year of the annual shareholder meeting, to align it with executive compensation methodology. Such annual grant of RSUs would take effect as of the date of each annual shareholder meeting, which shall also be the date of grant of such annual grant, and shall vest and become exercisable in equal quarterly installments over a one-year period, commencing on the 15th of the calendar month preceding such annual shareholder meeting.

The initial grant and the annual grant will also be subject to the following terms and conditions:

(i)          RSU Conversion Price. Up to NIS 0.01 per share underlying each RSU;

(ii)          Acceleration. All unvested RSUs shall become immediately vested and exercisable at the earlier of (a) immediately prior to the consummation of a Change in Control, as defined in the 2014 Plan, in which the director is required to resign from or is otherwise terminated from the service as a director, or (b) upon termination of service of such director occurring after the consummation of a Change in Control (as defined in the Plan);

(iii)          Intended Tax Type of Award. Equity grants to directors who are Israeli residents and qualify for a “102 award” pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version]-1961, as amended, and the regulations promulgated thereunder, shall be classified as 102 Awards (as defined in the 2014 Plan), capital gain track equity (and non-102 qualified grants to directors who are Israeli residents will be classified as 3(9) Awards, as defined in the 2014 Plan); and

(iv)          General. The equity grants shall otherwise be subject to the terms and conditions of the 2014 Plan and the award agreement in the form generally used by the Company at the time signed.

If approved, the proposed director compensation would take effect on July 1, 2019 for the cash compensation and on the day of the Meeting for the equity based compensation.

Conclusion

Our compensation committee and Board believe that the changes to the non-executive director compensation are in the best interest of the Company and our shareholders as they better align the cash compensation with the ongoing nature of the work of the board and committee members and cap the equity compensation, providing directors with consistent value, irrespective of stock price fluctuation. Notably, the aggregate value of the proposed director compensation package, if Proposal 2 is approved by our shareholders, would be significantly lower compared to the estimated aggregate compensation that would otherwise be provided by the Company in 2019.

Proposed Resolutions: Proposal 2

We are proposing that our shareholders adopt the following resolution at the Meeting:

RESOLVED, that terms of the cash compensation and initial and recurring annual equity grants of restricted share units to non-executive directors of the Company, as described in Proposal 2 of the Proxy Statement be, and hereby are, approved in all respects.

Required Vote: Proposal 2

The vote required for the approval of this Proposal 2 is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on such re-election.

Board Recommendation

           The Board recommends that you vote “FOR” the approval of the amendments to the compensation of the Company’s non-executive directors as described in this Proposal 2.

PROPOSAL 3

APPROVAL OF THE AMENDED COMPENSATION POLICY

Background

Under the Companies Law, the board of directors of an Israeli public company is required to establish a compensation policy regarding the terms of engagement of office holders. The term “office holder” is defined under the Companies Law as each of the following: (i) a general manager (chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title; (ii) a director; and (iii) a manager who is directly subordinated to the general manager. Our office holders include our directors, executive officers and other managers who meet the definition of “office holder” under the Companies Law. We refer hereunder to office holders other than our directors as executives.

Pursuant to the Companies Law, the compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;

•	the office holder’s position, responsibilities and prior compensation agreements with him or her;

•
the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

•
if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must include, among others:

•	with regards to variable components:

o
with the exception of office holders who report directly to the chief executive officer, determining the variable components on a long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder or if such amount is not higher than three monthly salaries per annum, shall be awarded based on non-measurable criteria, while taking into account such office holder contribution to the company;

o	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their grant;

•
a condition under which the office holder will return to the company, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements, including the terms of such return;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

The Companies Law further requires that the compensation policy be approved by the board of directors, after considering the recommendation of the compensation committee. Following such approvals, the compensation policy should be approved by the Company’s shareholders by an ordinary majority of the shares present and voting that also constitutes a Special Majority, as described in the Vote Required for Approval of Each of the Proposals section above (which approval is in effect for a three year period, or five years following a company’s initial public offering). If the compensation policy is not approved by the shareholders, the board of directors may nonetheless approve it, provided that the compensation committee and thereafter the board of directors concludes, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the company.

On December 18, 2014, following the approval and recommendation of our compensation committee and our Board, our shareholders approved the CyberArk Software Ltd. Compensation Policy, or the 2014 Compensation Policy, in accordance with the provisions of the Companies Law. Such policy is in effect until the fifth anniversary of our initial public offering and shall remain in effect until such time unless the Amended Policy (as defined below) has been adopted.

On May 13, 2019, following the recommendation of our compensation committee, our Board approved the CyberArk Software Ltd. 2019 Compensation Policy, or the Amended Policy, in accordance with the provisions of the Companies Law. The proposed Amended Policy is attached to this proxy statement as Appendix A.

In determining the Amended Policy, the compensation committee and our Board considered various factors, including the relevant provisions set forth in the Companies Law and regulations applicable to companies such as ours, market practices, competitive markets and the best interest of the Company and our shareholders. The compensation committee and our Board reviewed various data and information they deemed relevant, with the advice and assistance of management and legal counsels. The Amended Policy is intended to present an accurate understanding of our compensation practices, better define its boundaries, simplify the administration of the policy, provide greater transparency and enhance controls around special bonuses as well as enable clawback of certain cash and equity compensation, thus further aligning the incentive plans of our office holders with that of our shareholders.

Amended Policy Objectives and Structure

Our Amended Policy is designed to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our office holders while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, our Amended Policy is intended to incentivize superior individual excellence and to align the interests of our office holders with our long-term performance, and as a result, with those of our shareholders. To that end, a portion of an office holder compensation package is targeted to reflect both our short- and long-term goals, the office holder’s individual performance, as well as measures designed to reduce office holder’s incentive to take excessive risks that may harm us in the long-term. For example the Amended Policy limits office holders’ total compensation, value of cash bonuses and equity-based compensation and sets a minimum vesting period for equity-based compensation.

Similar to the 2014 Compensation Policy, our Amended Policy also addresses each office holder’s individual characteristics (such as position, education, scope of responsibilities, seniority and contribution to the attainment of our goals) as the basis for compensation variation among our office holders, and considers the internal ratios between compensation of our office holders and directors to those of other employees.

Summary of Main Revisions

Below is a high-level summary of the main amendments made to the terms of the Amended Policy:

Subject	2014 Compensation Policy	Amended Policy	Rationale
General administration of the Compensation Policy	Board	Compensation committee	• Simplify the policy’s implementation • Align with the Companies Law and reflect current market practices
Retirement and termination benefits
•   Each of the retirement and termination benefits (advance notice, garden leave and severance) is capped at twelve months salary
•   Retirement and termination benefits are capped at fifteen months’ salary (in addition to local statutory payments). The compensation committee and the Board have discretion to exceed such cap
•   Non-solicitation and non-compete payments are uncapped, according to the restriction period determined by the Company

•   Each of the retirement and termination benefits (advance notice, garden leave and severance) is capped at twelve months salary
•   Retirement and termination benefits in the aggregate are capped at twenty four months’ salary (in addition to local statutory payments). The compensation committee and the Board may not exceed such cap
•   Non-solicitation and non-compete payments are separately capped at twenty four months’ salary

•   Promotes discipline and removes an existing discretion on retirement and termination benefits to be paid
•   Establishes defined caps on non-solicitation and compete payments
•   Enhances overall corporate governance

Arrangements upon change of control	Generally referenced change of control benefits.
Lists specific benefits in a change of control event:
•   Equity vesting acceleration
•   Extended post-termination exercise period from ninety days to one year
•   Additional six months’ salary (in addition to local statutory payments and benefits)

•   Removes an existing discretion for interpretation and promotes discipline by establishing clear scope of change of control benefits, aligned with Companies Law recommendations and market best practices

Annual bonus plan
•   The Board, based on the compensation committee’s recommendations, sets the general structure of the executives’ annual bonus plan, and determines each executive’s (including Chief Executive Officer) specific personal targets
•   Discretionary, non-measurable goals are capped at a “non-material portion”

•   The Board, based on the compensation committee’s recommendations, sets the general structure of the executives’ annual bonus plan, and the relevant financial goals. The Chief Executive Officer may determine each executive’s (other than his own) specific personal targets
•   Discretionary, non-measurable goals are capped at 30% of Chief Executive Officer plan and 70% of other executives’ plans

•   Partial implementation of Companies Law relief, that allows the Chief Executive Officer to determine the general structure of executives’ annual bonus plan (other than his own)
•   Provides operational efficiency for Chief Executive Officer to manage directly each executives’ specific personal targets while retaining the bonus plan structure under Board control
•   Clarifies prior use of “non-material” and provides defined mandated cap for discretionary, non-measurable goals for Chief Executive Officer and other executives

Special bonus	• Requires Chief Executive Officer approval	• Requires compensation committee and Board approval	• Promotes incremental discipline, oversight and corporate governance
Permission to exceed the annual or special bonus limits	The compensation committee and the Board have discretion to exceed the annual or special bonus limits detailed above in special circumstances
Such approved amounts are subject to incremental cap of such executive’s six months’ salary and requires disclosure of the reasons for such additional bonus in the Company’s annual report or proxy statement

•   Promotes discipline and removes an existing uncapped discretion
•   Enhances transparency and disclosure to the shareholders
•   To date, the Board has never approved an award to exceed such bonus limits

Immaterial Change in Executive’s Terms of Office (non-CEO)	Requires compensation committee and Board approval for any change in executive’s terms of engagement	Chief Executive Officer may approve immaterial change in executive’s terms of engagement. Such immaterial change is capped at three month’s salary	• Implementation of Companies Law relief • Retains discipline while adding operational efficiency for modest CEO compensatory decisions
Equity grants	Allows the Board to adjust certain terms set forth in the executive grant agreement (including re-pricing and extension of periods)	• Any re-pricing would require shareholder approval • The compensation committee and the Board may determine minimum shareholding requirements such as holding or base salary ratio
•   Materially strengthens corporate governance and alignment with shareholders’ interest
•   Promotes discipline
•   To date, the Board has never approved any adjustments to such terms in the executive grant agreement

Recoupment (claw back or malus)	Executive’s terms of office would include provisions requiring a repayment of cash compensation that was paid due to restated financial statements
•   Applied the provisions to any pay that is linked to restated financial statements, including PSUs
•   In case of termination for “cause,” the compensation committee and the Board have discretion to apply such provisions to earned but unpaid pay
• Creates incremental and more defined recourse and accountability under such scenarios • Realigns with current market best practice and shareholder interests

Conclusion

Our compensation committee and Board believe that the Amended Policy is in the best interest of the Company and our shareholders as it promotes the Company’s objectives, business plan and long-term strategy, by creating appropriate incentives to our office holders while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. The Amended Policy presents an accurate understanding of our compensation practices, better defines its boundaries, provides greater transparency and enhances controls.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that, in compliance with the requirements of the Companies Law, the CyberArk Software Ltd. 2019 Compensation Policy, in the form attached as Appendix A to the proxy statement with respect to Annual General Meeting held on June 25, 2019, and as previously approved by the Board at the recommendation of the compensation committee, be, and the same hereby is, approved.”

Required Vote: Proposal 3

The vote required for approval of our proposed Amended Policy is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon.

In addition, the Companies Law requires the Special Majority to approve this proposal. On the enclosed form of proxy card or voting instruction form you will be requested to indicate whether you are an Interested Party with respect to Proposal 3 or 5. In order to provide for proper counting of shareholder votes, if you have not confirmed that you are not an Interested Party with respect to Proposal 3 or 5, by marking “NO” on the proxy card or voting instruction form (or in your electronic submission), your vote will not be counted for purposes of the Special Majority.

Board Recommendation

The Board recommends that you vote “FOR” the approval of the CyberArk Software Ltd. 2019 Compensation Policy as described in this Proposal 3.

PROPOSAL 4

APPROVAL OF AN EQUITY GRANT
TO OUR CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER,
EHUD (UDI) MOKADY, WITH RESPECT TO 2019

 Background

Our shareholders are being asked to approve a grant of RSUs, PSUs and options to purchase ordinary shares to our Chairman of the Board and Chief Executive Officer, Mr. Mokady, with respect to 2019 (the “2019 CEO Grant”).

Under the Companies Law, any arrangement between a company and a director relating to his or her compensation, must be consistent with the company’s compensation policy, and requires the approval of that company’s compensation committee, board, and shareholders by a simple majority, in that order.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. If this Proposal 4 is not approved by the affirmative vote of our shareholders, the Company will NOT be authorized to award any equity grant to our Chief Executive Officer for 2019.

Overview of our Executive Compensation Methodology

Methodology Objectives

Our compensation committee and Board have carefully structured our executive compensation program to attract, motivate and retain the key executive officers who drive our success, including our Chairman of the Board and Chief Executive Officer. Our design and decisions regarding executive compensation stem from the central tenets of paying for performance and aligning the interests of our executive officers and shareholders. Our executive management team remains focused on executing the Company’s strategic plan to create long-term value for our shareholders. We believe that our executive compensation program is effective in achieving the Company’s objectives of:

•	hiring, motivating and retaining top-notch executive officers to lead us as we expand our business;

•	designing compensation packages that reflect both the outperformance and underperformance of our Company and individual executives;

•	reflecting our long-term strategy of disciplined investing for our future growth;

•	aligning the interests of our executive officers with those of our shareholders; and

•	providing compensation packages that are competitive, reasonable and fair relative to peers and the overall market.

Performance as Key Consideration in Annual Compensation Review

Our compensation committee regularly reviews our compensation practices and policies, and, along with our Board, periodically modifies our compensation programs, as our Company matures, in light of evolving trends and competitive positions.

The personal compensation packages of our executives are determined by the compensation committee and the Board based on a performance review process that is conducted by the compensation committee on an annual basis. The results of such review are used to determine the extent to which an executive has earned his or her variable compensation for the previous financial year, and serve as a key factor in considering potential future updates of an executive’s compensation package. The compensation committee reviews the personal performance of our executives, considering the actual achievement of the specific performance goals that were set for them at the beginning of the previous year as well as our Chief Executive Officer’s assessment of the personal performance of the executives.

Each year, the compensation committee determines and recommends to the Board the financial and strategic goals that are applied to the executives’ performance-oriented, variable compensation based on the Company’s annual operating plan for that year and its strategic plan for the upcoming years. These quantitative and qualitative goals are assigned to each executive as part of his or her annual bonus plan, and certain key performance indicators for the Company are designated as performance criteria for the purposes of earning performance share units (“PSUs”) granted by the Company. These goals are designed to align executive pay with Company long-term performance, promote successful achievement of critical milestones in the Company’s growth and execution of its strategy and mitigate material risks, thereby creating long-term Company and shareholder value.

The compensation committee has engaged Radford as an independent, outside consultant, to provide advice to the compensation committee related to our executive and non-employee director compensation programs and assist in the design, formulation, analysis and implementation of our compensation program. The information provided by Radford relating to the compensation practices of peer companies aids the decision-making process of the compensation committee and Board and supports our ability to inform our shareholders of the Company’s relative positioning on compensation. Although they consult this data from Radford from time to time, the compensation committee and the Board do not rely on peer data every year and instead make their final decisions relating to annual executive compensation in reliance on various considerations, with a focus on the individual performance of our executives.

Based on Radford’s report and recommendations, the Company’s compensation committee approved the following list of companies as our 2019 peer group (the “Peer Group”) for the purpose of supporting the process of determining our Chairman of the Board and Chief Executive Officer’s pay for 2019 and providing analysis of it as part of this Proxy Statement:

Box	ForeScout Technologies	Okta	RingCentral
Carbon Black	HubSpot	Proofpoint	Tenable
Cornerstone OnDemand	Imperva	Q2 Holdings	Varonis Systems
Ellie Mae	Mimecast	Qualys	Wix.com
FireEye	New Relic	Rapid7	Zscaler

The Peer Group was constructed with careful consideration and represents an appropriate comparison pool based on the peer companies’ industry, size, revenues and maturity stage. The compensation committee evaluated the Peer Group in 2018 and made a number of changes including removing Barracuda Networks, acquired by Thoma Bravo in November 2017, BroadSoft, acquired by Cisco in February 2018, and Gigamon, acquired by Elliott Management in December 2017, from the Peer Group. The compensation committee also added security, identity and other companies that are of similar size, growth rates, and market capitalization including Carbon Black (security vendor, IPO May 2018), ForeScout Technologies (security vendor, IPO October 2017), Mimecast (security vendor), OKTA (identity vendor; IPO April 2017), Tenable (security vendor, IPO July 2018) and Zscaler (PaaS vendor, IPO March 2018). As part of its analysis of the 2018 Peer Group, the compensation committee determined that BenefitFocus, LogMeIn and VASCO Data Security (rebranded OneSpan in early 2018), no longer met the Peer Group criteria based on growth rate and/or relative size.

Equity Plan Management

In its independent survey, Radford advised that CyberArk’s 2018 and three year average burn rate, issued equity overhang and total equity overhang were each positioned favorably at less than the 25th percentile of the Peer Group.

Our compensation committee and Board have consistently taken a disciplined approach to managing the long-term dilutive effects of equity incentive grants, and are committed to continue balancing the incentive-based goals of our equity compensation program with their effect on earnings per share. Accordingly, the compensation committee and Board regularly review the program to ensure that it supports the achievement of our financial and strategic objectives while remaining in line with market practices, thereby maintaining share-based compensation proportional to our overall revenue to effectively manage the level of shareholder dilution. Further, one of the measures that we have undertaken in effectively managing shareholder dilution is gradually changing our executive equity program to weight more towards grants of PSUs versus stock options, as detailed below.

For 2019 equity compensation, our compensation committee and Board reaffirmed its 2018 Company target to not exceed an overall dilution rate of 15% of total ordinary shares, taking into account all shares reserved for future grant and shares underlying outstanding awards. As a result, in December 2018, the Board approved adding only 1,300,000 ordinary shares to the reserve, which was lower than what was permissible under the 2014 Plan (1,470,000, or 4% of ordinary shares as of December 31, 2018). As of May 17, 2019, 2,697,342 ordinary shares underlying share-based awards were outstanding under the Company’s equity incentive plans and 2,312,755 ordinary shares were reserved for future grant under such plans, reflecting a dilution rate of 11.8%.

Our compensation committee considers from time to time whether implementing a holding period or share ownership guidelines with respect to our executive officers would be appropriate, as it believes that maintaining a meaningful level of share ownership in the Company aligns their interests with those of the Company’s shareholders and deters from taking excessive risks to promote short-term gains. As our Chief Executive Officer, executive officers and directors have maintained personal shareholdings in the Company, the compensation committee believes that such provisions are not currently necessary. The Board and the compensation committee strive to ensure a strong alignment of our executives’ interests with long-term shareholder value, and will continue to review this matter periodically.

Components of our Executive Equity Compensation in 2019

We strive to provide a mix of compensation that supports a pay-for-performance culture and emphasizes incentives to encourage retention and meeting short- and long-term corporate results. Each of our Board and compensation committee continues to evaluate and evolve our executive compensation packages to determining the balance among stock options, RSUs and PSUs in our executive compensation, in order to ensure that equity awards meet our compensation objectives and promote our long-term success. Our executive compensation packages historically consisted of a mix of options and RSUs. In 2017, we introduced PSUs as part of our Chairman and Chief Executive Officer’s annual compensation package, and in 2018 we introduced PSUs into the annual compensation packages of other executive officers and senior managers.

We have found PSUs to be an effective tool in aligning performance with compensation, and in 2019, the compensation committee and Board determined that the equity mix granted to our executives, including Mr. Mokady in 2018 continues to meet these compensation objectives and has voted to maintain the same mix of stock options, RSUs and PSUs to incentivize executive officers and senior managers. We believe that the resulting compensation, which was implemented for all our executive officers and senior managers other than our Chief Executive Officer for 2019, and will be applied for our Chief Executive Officer if this Proposal 4 is approved by our shareholders, enables us to promote the long-term retention of key contributors to our success by offering competitive long-term incentives, and promotes Company performance and alignment with shareholder interests. Further, we believe that our progressive use of PSUs distinguishes our overall approach to compensation from that of most of the companies in our Peer Group and nearly all other Israeli technology companies, making our pay methodology more performance-oriented and cutting-edge.

Process for Determining Chief Executive Officer 2019 Compensation

As in past years, we have designed Mr. Mokady’s compensation package, including the proposed 2019 CEO Grant, with the objective of aligning a significant portion of his compensation with shareholder interests and Company value. Our long-term success depends, in part, on our ability to continue to retain our Chief Executive Officer, who has been, and is expected to continue to be, vital to our Company’s short- and long-term success. Accordingly, a majority of Mr. Mokady’s pay package consists of long-term equity incentive compensation, and a substantial portion of his equity awards is subject to performance conditions. Our compensation committee and Board have structured Mr. Mokady’s equity compensation, whether in the form of RSUs, PSUs or stock options, to vest over extended, four-year-long periods, thus emphasizing long-term growth and vision rather than short-term gains, and motivating retention of a talented executive. Mr. Mokady is not entitled to any other compensation as a director and Chairman of the Board.

The proposed 2019 CEO Grant is intended to keep our Chairman of the Board and Chief Executive Officer’s total annual compensation package competitive and appropriate for the role of Chief Executive Officer in a technology company, while continuing to align his interests closely with those of our shareholders. The following considerations were taken into account in designing the proposed 2019 CEO Grant.

Performance Assessment

We grant equity awards to our Chairman of the Board and Chief Executive Officer annually, in connection with a yearly performance assessment carried out by our compensation committee and Board. Subject to applicable shareholder approval requirements under Israeli law, and as with our other executive officers, our compensation committee and Board use this assessment to re-evaluate Mr. Mokady’s compensation. The annual performance assessment takes into account the following factors:

•	Mr. Mokady’s responsibilities as Chief Executive Officer and Chairman of the Board;

•	the degree of achievement of Company financial performance targets and strategic goals during the previous fiscal year;

•	the nature of such goals in the upcoming fiscal year, and an assessment of the degree of difficulty of those goals and their expected contribution to promoting the long-term success of the Company;

•	the performance of our executive team, on an individual basis and as a whole, as a result of Mr. Mokady’s impact;

•	the existing compensation arrangements with Mr. Mokady, including outstanding equity compensation awarded in previous fiscal years;

•	the proportion of cash to equity compensation, and of different types of equity compensation, and their related impact on performance;

•	data from an independent analysis of equity compensation awarded to chief executive officers of peer companies within our industry conducted by Radford; and

•	the difficulty and cost of replacing a high-performing leader with in-demand skills and its potential ramifications for the Company’s long-term success.

In approving the proposed 2019 CEO Grant and recommending it for shareholder approval, our compensation committee and Board specifically considered Mr. Mokady’s role in the Company’s success both in the short and long terms, his capacities and skillsets, and his past and future ability to execute on a vision for the Company’s expansion. During his tenure as President, Chief Executive Officer and director since before our IPO, and more recently as Chairman of the Board, Mr. Mokady has demonstrated strong leadership in numerous ways, including, but not limited to the following:

•
Mr. Mokady drove important adjustments to our strategy including significantly simplifying our pricing and globalizing both our sales and services organizations. In addition, Mr. Mokady delivered on important long term strategy initiatives such as launching version 10 of our CORE Privileged Access Security solution, introducing new cloud and DevOps functionality, more rapidly introducing key software innovations on an iterative basis and extending the reach of our solutions to cloud administrators and privileged business users. As a result of these adjustments to and the ongoing execution of our strategy, we delivered record results in 2018 including total revenue and license revenue growth accelerating across all three major geographic theaters, record operating income and net income, record cash flow from operations and record net new customer additions.

•
Under his oversight, the Company has achieved sustainable multi-year high revenue growth across geographies, with customers in over 100 countries. Our 2018 revenues reached a record $343.2 million, and our five-year CAGR between 2013 and 2018 was 39%.

•
Our revenue growth, business model and execution of our strategy contributed to our ability to drive leverage in the business resulting in significant profitability and cash flow growth over the same timeframe.

•
Non-GAAP Operating income in 2018 reached a record $90.5 million and our five-year CAGR between 2013 and 2018 was 57%. Our non-GAAP net income reached a record $76.5 million in 2018 and our five-year CAGR between 2013 and 2018 was 55%.[1]

•	In 2018, our net cash provided by operating activities reached a record $130.1 million and our five-year CAGR between 2013 and 2018 was 45%.

1 See Appendix B for a reconciliation of these non-GAAP measures to the most directly comparable GAAP measure

•
Between the Company’s initial public offering in 2014 and 2018, our customer base has rapidly expanded, more than doubling from 1,800 customers in 2014 to approximately 4,450 customers in 2018. Such growth was not only in numbers but also in quality and across all verticals, as our products are deployed in over 50% of the Fortune 500 and more than 30% of the Global 2000. Customer satisfaction rates are high, demonstrated by maintenance renewal rates exceeding 90% and sales expansion among more than a third of our customers each year.

•	Between 2014 and 2018, our headcount increased from approximately 321 employees to over 1,140 employees in more than 37 countries.

•
Mr. Mokady acted as a driving force in the Company’s successful efforts to broaden its products and services in cyber threat detection, least privilege management, control and operation, DevOps security software, cloud security as well as extending our reach to cloud administrators and privileged business users, both organically and through our acquisitions.

•
Under Mr. Mokady’s leadership, the Company has helped increase awareness of Privileged Access Security as a critical layer of security and significantly strengthened our leadership position in the market for Privileged Access Security. The Company was named a leader -- positioned furthest on the completeness of vision axis and highest on the ability to execute axis in the Magic Quadrant for Privileged Access Management published by Gartner on December 3, 2018.[2]

•
Our robust balance sheet allowed us to continue making ongoing investments in our business, leading to our competitive differentiation. Based on our continued innovation, we are a leader in Privileged Access Security, a critical layer of IT security for protecting data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline.

Existing Cash Compensation

          Although the shareholder vote solicited in this Proposal 4 does not cover Mr. Mokady’s salary and variable cash compensation, we believe that these components of compensation are an important consideration in the discussion of the proposed 2019 CEO Grant.

Over the past three fiscal years, we have made only a single modest increase to Mr. Mokady’s base salary, a $15,000, or 3%, increase in 2019, resulting in a 2019 salary of $390,000. The 2019 adjustment was to better align his compensation with market practice, given that Mr. Mokady’s total cash compensation was at the 25th percentile compared to chief executive officers of our peers according to a survey of our Peer Group completed by Radford.

Mr. Mokady continues to be entitled to variable cash compensation equal to his base salary with the majority of such compensation based on the achievement of certain pre-established quantitative performance goals and objectives with the balance based on qualitative performance goals and objectives, and subject to certain payout terms. The overachievement of such goals may entitle Mr. Mokady to up to twice his base salary (in the aggregate). For more information, see “Part I, Item 6. Directors, Senior Management and Employees” of our annual report on Form 20-F for the fiscal year ended December 31, 2018.

We believe that the variability of Mr. Mokady’s bonuses over the past three fiscal years illustrates that the performance goals and objectives set for him have functioned effectively and closely calibrated to our actual financial and operational performance.

2 Felix Gaehtgens, Dale Gardner, et al. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. The Gartner Report described herein, (the "Gartner Report") represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Filing) and the opinions expressed in the Gartner Report are subject to change without notice.

For 2019, our compensation committee and Board concluded to continue offering competitive variable performance-based equity compensation which offsets the relatively low-cash compensation, thereby ensuring that the vast majority of Mr. Mokady’s compensation is directly tied to building long-term shareholder value. This is consistent with our past practice—which we believe has worked effectively —focused on providing fixed and predictable, yet competitive, compensation with cash, with the goal of aligning, through equity and the targets of his variable compensation, our management’s interests in financial performance with those of our shareholders.

Outstanding Equity Awards

As of May 17, 2019, Mr. Mokady holds options to purchase 340,470 of our ordinary shares, with a weighted average exercise price of $ 55.74 per share. Approximately 79 % of his outstanding stock options (options to purchase 267,520 ordinary shares) are already vested and currently exercisable. Out of his unvested equity grants, including RSUs, previously earned PSUs and stock options, the following numbers of ordinary shares are expected to vest in coming years, subject to his continued employment and the terms of his grants:

Year of Vesting	RSUs	Earned PSUs	Stock Options
2019	18,213	8,109	26,900
2020	27,425	16,216	31,300
2021	15,988	14,004	12,550
2022	3,294	3,316	2,200

In determining the size of the 2019 CEO Grant, our compensation committee and Board found that the unvested portion of Mr. Mokady’s equity awards (approximately 0.48 % of our total outstanding ordinary shares as of May 17, 2019), which would continue to diminish if this Proposal 4 is not approved at the Meeting, could harm our ability to retain a highly-qualified Chief Executive Officer and to encourage him to deliver value to our shareholders, thereby introducing potential risk, and potentially jeopardizing the Company’s long-term success.

Previous Chief Executive Officer Grants Performance Criteria

In 2018, Mr. Mokady was granted PSUs in respect of 36,900 ordinary shares to be earned based on a one-year performance period, subject to further time-based vesting. In February 2019, the compensation committee certified the performance of the PSUs that were granted in 2018. The Company delivered record results in 2018, including record revenue, non-GAAP profitability and licensed-derived revenues. The Company significantly exceeded both the threshold and targets level, and as a result, Mr. Mokady earned 53,064 PSUs out of 36,900 ordinary shares at target, representing an earning rate of approximately 144%.

By way of contrast, in 2017 Mr. Mokady was granted PSUs in respect of 18,000 ordinary shares to be earned based on a one-year performance period, subject to further time-based vesting. In February 2018, the compensation committee certified the performance of the PSUs that were granted in 2017. The Company’s revenue and non-GAAP profitability over 2017 exceeded the threshold level yet fell slightly short of targets, with an overall performance rate of over 90%. As a result, Mr. Mokady earned 11,800 PSUs out of 18,000 ordinary shares at target, representing an earning rate of approximately 66%.

We believe the results over the last two years reflect our overall methodology that actual compensation related to long-term incentives should vary above or below target levels commensurate with the Company’s financial performance and demonstrate that the PSU performance criteria for 2017 and 2018 were appropriate and effective.

Terms of Proposed 2019 CEO Grant

In February 2019, each of our compensation committee and Board approved, consistent with the Compensation Policy, a grant with respect to 2019 of additional equity-based awards to Mr. Mokady under our 2014 Plan, subject to shareholder approval of this Proposal 4, execution of applicable award agreements and pursuant to the terms of his employment agreement, consisting of 38,500 RSUs, 26,900 PSUs (at target) and options to purchase 24,100 of our ordinary shares, on the date of the Meeting (the “Date of Grant”).

Value of Proposed Grant

In addition to the considerations described above, including assessment of his performance exceeding all financial and operational goals for 2018 such as delivering record revenue growth and operating income, in determining the aggregate compensation package to be offered to Mr. Mokady for 2019, the Board and the compensation committee reviewed the independent compensation analysis prepared by Radford to ensure that Mr. Mokady’s total compensation is competitive relative to market practices. In its review, Radford advised that companies which offer their executives below median cash compensation typically offset it by providing above median equity awards, in order to ensure that the total compensation they offer, as a whole, is competitive with market. In February 2019, the compensation committee and the Board determined that the appropriate value of the 2019 CEO Grant would be $6,000,000, assuming future payout with respect to the PSUs based on achievement of the full year performance goals at target level.

Similar to the process followed in previous years, the value and scope of all our executive equity awards were determined in February 2019 based on our average closing stock price in January 2019 ($78.09), including the value of the 2019 CEO Grant and corresponding number of the underlying grants of RSUs, PSUs and stock options. The timing is also aligned with the PSU performance period of fiscal year 2019, thereby appropriately rewarding our Chief Executive Officer for the Company’s performance during such period. Given that the gap between the time at which the scope of grant was determined and the time at which the grant would actually be made, the stock price may fluctuate up or down. As a result, the compensation committee and the Board believe that it is appropriate to fix the scope of grant based on its estimated value at the time of their consideration and approval. The value of such grant, and the value of Mr. Mokady’s on target compensation package as a whole (meaning, total cash compensation combined with the proposed 2019 CEO Grant, on target), is at the 75th percentile compared to the chief executive officers of our peers pursuant to Radford’s independent analysis.

Equity Mix

Based on the effectiveness of our PSUs in both encouraging and responding to Mr. Mokady’s performance in 2017 and 2018, our shareholder feedback and our focus on long-term performance-based compensation, the proposed 2019 PSU program structure is similar to our 2018 PSU program.

In assessing the structure and terms of the proposed 2019 CEO Grant, our compensation committee and Board also reviewed, in consultation with Radford, the mix of equity award types granted to Mr. Mokady in the past, as well as in comparison to other chief executive officers in our Peer Group.

Only 35% of the companies in our Peer Group utilized PSUs in their equity mix. The overall mix of equity for our Peer Group was approximately 35% RSUs, 30% PSUs and 35% stock options. Thus, we believe that the 2019 CEO Grant is more progressive than our Peer Group due to the award of performance-conditioned equity awards and generally aligned with our Peer Group with respect to the equity mix. The mix of equity reflects the Company’s increased size and sophistication as a public company actively engaged with shareholders and the compensation committee and Board’s objective to structure a more progressive, cutting-edge package, which directly aligns compensation with performance and encourages outperformance of key financial goals.

The proposed 2019 CEO Grant based on the fair value of the overall equity grant set at $6,000,000 in February 2019 and reflecting the recommended equity mix as detailed above is as follows:

	RSUs	PSUs, on Target	Stock Options
Percentage	50%	35%	15%
Amount	38,500	26,900	24,100
Estimated Value	$3 million	$2.1 million	$0.9 million

 The RSU and PSU amounts and values were calculated using the average closing stock price in January 2019, and the option value and amount were calculated using the Black-Scholes model for the same period. Consistent with our equity grant policy, the exercise price of the options shall be equal to the closing price on Nasdaq Global Select Market on the Date of Grant, which is the date of the meeting. No consideration would be paid with respect to the RSUs and PSUs.

Vesting Schedule and Performance Period

As in past fiscal years and consistent with the terms of Mr. Mokady’s employment agreement, our compensation committee and Board have structured his equity compensation, whether in the form of RSUs, PSUs or options, to vest over an extended period, thus emphasizing long-term growth and vision rather than short-term gains and motivating retention of a talented executive.

Subject to Mr. Mokady’s continued employment and the acceleration provisions referred to below, the proposed grants will vest on a quarterly basis over a period of four years, and the vesting commencement date will be February 15, 2019 as originally determined by our compensation committee and Board. Accordingly, if the 2019 CEO Grant is approved at the Meeting, equity awards which would have vested on May 15, 2019 will become vested at the Meeting (totaling 2,406 RSUs and options to purchase 1,506 ordinary shares).

The PSUs will be earned based on a one-year performance period, beginning on January 1, 2019 and ending on December 31, 2019, and be further subject to time-based vesting. 25% of the number of the PSUs to which Mr. Mokady will actually be entitled, or the earned PSUs, would vest on February 15, 2020 (or, if the achievement of the performance metrics had not been determined at such time, on the day such determination is made), with the remainder vesting on a quarterly basis over a three-year period starting February 15, 2020, subject to Mr. Mokady’s continued employment with the Company and the acceleration provisions referred to below.

In determining the one-year performance period, our compensation committee and Board considered whether to apply a longer performance period. Given the relative maturity and growth rate of the Company, our ongoing acquisition strategy as well as the dynamic, continually changing industry in which we operate, the compensation committee and the Board believe that at this time a performance period for financial metrics that extends longer than one year may result in setting inappropriate targets and could put the alignment with our shareholders’ interests at risk.

Notably, according to Radford’s independent analysis of similarly-situated companies in our Peer Group which have elected to award PSUs, the median performance period among such companies was two years, the median additional vesting period thereafter was one year, and the median overall vesting period was three and a half years, with none of the companies applying an overall vesting period longer than ours. The compensation committee and the Board therefore believe that setting a performance period of one year, an additional vesting period of three years and a total vesting period of four years is in line with market practice, if not relatively progressive given our growth stage.

Performance Criteria

Our compensation committee and Board align the interests of our executives, including Mr. Mokady, with those of our shareholders by setting PSU performance targets that correlate with the trajectory of our growth and operating performance based on growth expectations at the beginning of fiscal 2019 for that year.

The performance metrics for the proposed 2019 CEO Grant would consist of revenue, non-GAAP profitability and license-derived revenues, which are viewed as key factors in our long-term success. The three metrics that were set for purposes of the performance criteria are consistent with the financial objectives set in our 2019 operating plan, which was approved by our Board in December 2018.

The number of earned PSUs will be determined based on the attainment of the three performance criteria, as certified by the compensation committee after the end of fiscal year 2019. Entitlement based on performance will be determined linearly based on a straight-line interpolation between the applicable performance levels. The threshold performance level has been set at no less than 85% of each target. Meeting all respective threshold levels will entitle Mr. Mokady to 50% of the PSUs awarded (13,450 ordinary shares). Target performance will entitle him to 100% of the PSUs awarded (26,900 ordinary shares) and overachieving his performance criteria will entitle Mr. Mokady to up to 200% of the target number of PSUs awarded with respect to each target (53,800 ordinary shares).

We believe that the performance criteria selected and their associated metrics, including the threshold and overachievement performance levels, will motivate and incentivize our Chief Executive Officer to drive long-term growth in our business with a strong mix of license-derived revenue, while maintaining fiscal discipline to generate positive operating income and cash flow to sustain and grow our Company. Further, the proposed structure of the PSUs is tied to key financial drivers that we use for financial and operational decision-making and for evaluating our own financial results over different periods of time in the following ways:

•
Total revenues reflect the overall health of the business, the scope of the opportunity within our customer base and prospects and the effectiveness of our investments. In addition, maintenance and support contracts and their renewals are a significant portion of our total revenue, represent recurring revenue and are important to gauge the overall level of customer satisfaction.

•	Non-GAAP operating income enables us to assess the effectiveness of our sales and marketing efforts.

•	License-derived revenues, whether by new customers or due to expansion by existing customers, deliver near-term revenues and are viewed as a leading indicator for the long-term market opportunity.

•	License-derived revenues further contribute significantly to our revenues in the long term, as the size of our maintenance and support contracts is directly linked to our license revenues.

The compensation committee specifically considered, in consultation with Radford, whether it would be appropriate to include total shareholder return (“TSR”) in our performance criteria. While the use of TSR, or relative TSR, as a performance criterion has gradually increased in the United States over the past decade, Radford advised us that the vast majority of technology companies of similar size and maturity stage as ours do not use such metric. In fact, among the companies in our Peer Group that have incorporated performance-based equity into their executive equity programs, revenue, operating income and other earnings measures were more common performance metrics, with only one peer using total shareholder return as a performance metric. Given our relative maturity, our growth rate, the dynamic industry in which we operate, as well as compensation trends within similar sized technology companies, the compensation committee and Board determined not to include TSR as a performance metric at this time, and will continue to evaluate whether such criteria should be incorporated in our compensation packages in the future.

Limited Ability to Adjust Performance Criteria

The compensation committee and the Board acting jointly have the discretion to reasonably adjust (increase or decrease) the PSU performance metrics and their relative weights, to the extent they reasonably determine that such adjustment is necessary to preserve the intended incentives and benefits of the PSUs, if any of the following events has a material impact on the performance metrics during the performance period:

•	unusual or non-recurring events, such as acquisitions;

•	changes in our accounting principles or tax laws; and

•	events related to currency fluctuations.

As of the date hereof, our compensation committee and Board have never adjusted any PSU performance metrics nor its weight. The compensation committee and the Board have taken and will continue to apply a disciplined approach in considering changes in the PSU performance metrics and their weights with respect to future grants. For example, while the Company’s 2017 and 2018 financial results were negatively impacted by its acquisitions as well as by certain external events such as currency fluctuations, the compensation committee and the Board did not make any changes to the PSU performance criteria at the time. Any potential adjustment will be carefully considered and may only be applied in order to preserve the original purpose of the grant and the executive performance it was intended to promote.

Equity Clawback

The 2019 CEO Grant will be further subject to the Board’s discretion to reduce variable components to the extent permitted by the 2014 Plan, the Company’s Compensation Policy and applicable law. The PSUs granted as part of the 2019 CEO Grant will be subject to recoupment, to the extent amounts payable thereunder are based on incorrect figures that are subsequently restated, in the same manner as set forth in said Compensation Policy.

Acceleration and Change of Control

Similar to previous equity-based awards granted to Mr. Mokady, and in accordance with his employment agreement, the 2019 CEO Grant would be made pursuant and subject to the terms and conditions of our 2014 Plan and the relevant RSU, PSU or option award agreement, as applicable, in the form generally used by the Company. Pursuant to Mr. Mokady’s employment agreement and previous resolutions of our shareholders, equity awards granted to Mr. Mokady are subject to acceleration of vesting upon events occurring in connection with a change in control (as defined in the 2014 Plan) and following his resignation for good reason (as defined in his employment agreement). If prior to the end of the performance period, Mr. Mokady’s equity grants become subject to acceleration, then immediately prior to (and contingent on) the occurrence of an event resulting in equity acceleration, the number of PSUs at target performance would be earned and will vest on an accelerated basis.

Conclusion

Our compensation committee and Board believe that it is in the best interest of our shareholders and the Company to grant Mr. Mokady the proposed 2019 CEO Grant providing a competitive, industry-conscious and performance-based equity compensation package. If this Proposal 4 is not approved at the Meeting, it could directly impede our ability to retain a highly-qualified Chief Executive Officer and to incentivize him to continue delivering value to our shareholders, thereby potentially posing a material risk to the Company’s short- and long-term success. The proposed 2019 CEO Grant appropriately links Mr. Mokady’s compensation to creating shareholder value and demonstrates a progressive approach to executive compensation.

The compensation committee and the Board are committed to responsible management of earnings-per-share dilution as the Company must balance the requirements associated with its equity compensation program during its growth stage with the effect on dilution. Therefore, the compensation committee and the Board continue to review the Company’s equity compensation practices to ensure that they remain in line with evolving regulatory conditions and changes in best practices. The Company remains focused on open and ongoing dialogue with its shareholders and welcomes regular feedback regarding its compensation policies.

This Proposal 4 relates to a binding vote on CEO compensation, unlike an advisory “say-on-pay” vote found in some U.S. domestic proxy statements. Accordingly, the Company will NOT be authorized to award any equity grant to our CEO for 2019 unless approved by the affirmative vote of our shareholders by a simple majority.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED to grant the Chairman and Chief Executive Officer of the Company an equity award with respect to 2019, as set forth in Proposal 4 of the Company’s Proxy Statement for its 2019 Annual General Meeting of Shareholders.”

Required Vote: Proposal 4

The vote required to approve the 2019 CEO Grant to Mr. Mokady is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4.

 Board Recommendation

The Board recommends that you vote “FOR” the approval of the 2019 CEO Grant as described in this Proposal 4.

PROPOSAL 5

AUTHORIZATION OF MR. EHUD (UDI) MOKADY, OUR CHIEF EXECUTIVE OFFICER,
TO CONTINUE SERVING AS CHAIRMAN OF OUR BOARD

Background

The Companies Law provides that the chairman of the board of directors of a public company may only serve as the chief executive officer of the same company if such appointment is ratified and approved by such company’s shareholders, subject to the Special Majority requirements that are detailed above in the Vote Required for Approval of Each of the Proposals section. Under the Companies Law as currently in effect, such ratification and approval by shareholders is valid for a period not to exceed three years from the date of the shareholders’ meeting in which such appointment was ratified and approved.

At the Company’s 2016 Annual General Meeting of Shareholders held on June 30, 2016, the Company’s shareholders authorized, in accordance with the requirements of the Companies Law, Mr. Mokady to serve as the Chairman of the Board and as the Chief Executive Officer of the Company until June 30, 2019, three years from the date of the shareholders’ meeting. The nominating and corporate governance committee and the Board recommend that Mr. Mokady continue to serve as the Chairman of the Board while serving as our Chief Executive Officer, for the maximum period permitted under the Companies Law, which is currently three years from the date of the Meeting.

As the founder, Chief Executive Officer and Chairman of the Board, Mr. Mokady’s leadership, command of the business and deep domain expertise in cybersecurity software have been critical to the Company’s success. At this stage of the Company’s growth and in the market’s evolution, the nominating and corporate governance committee and the Board believe that the current structure, which combines the roles of Chairman of the Board and Chief Executive Officer, leverages Mr. Mokady’s unique experience to promote better alignment of strategic development and execution, clearer accountability for success or failure and increased responsiveness to changing market dynamics. In addition, the current leadership structure, in which Mr. Mokady serves as Chairman of the Board and Chief Executive Officer and Mr. Tirosh serves as Lead Director, has established a track record of fostering strong relationships between the management of the Company and the Board which has facilitated the effective and agile execution of the Company’s strategy with strong oversight by the Board.

Proven Track Record and Reacceleration of Business

Under Mr. Mokady’s leadership as founder of the Company, Chief Executive Officer and since 2016 Chairman of the Board, the Company has delivered sustainable growth and profitability. Revenue has grown at a 39% compounded annual growth rate over the last five years, while generating strong operating and net income as well as cash provided by operating activities over that same period of time, as further detailed above in the Performance Assessment section in Proposal 4. Further, during Mr. Mokady’s tenure as Chairman of the Board and Chief Executive Officer, many of the Company’s key financial metrics improved significantly, including:

•	Increased revenue from $217 million in 2016 to $343 million in 2018.

•	Increased non-GAAP operating income from $58 million in 2016 to $90 million in 2018[3].

•	Expanded non-GAAP net income from $45 million in 2016 to $76 million in 2018[4].

•	Increased net cash provided by operating activities from $56 million in 2016 to $130 million in 2018.

In addition, the Company’s record financial results and reacceleration of the business in 2018 demonstrate the flexibility, responsiveness and increased visibility provided by Mr. Mokady’s leadership as Chairman of the Board and Chief Executive Officer. In the second quarter of 2017, CyberArk did not meet its previously announced financial guidance, but for the full year 2017 grew revenue by 21% to $262 million and delivered non-GAAP operating income of $52 million5, or a 20% operating margin. In response to the results in the second quarter of 2017, in late 2017 and early 2018, under Mr. Mokady’s leadership, the Company took decisive action and implemented important adjustments to its strategy including significantly simplifying its pricing model and globalizing the sales and services teams. In addition, the company launched its simplified CORE Privileged Access Security solution, which was critical to its success in 2018. As a result of the flexibility in its execution provided in part by the current structure, CyberArk reaccelerated its growth in 2018, delivering record financial and operational results, including total revenue and license revenue across all three major geographic theaters, operating and net income as well as cash provided by operating activities and net customer additions.

3 See Appendix B for a reconciliation of these non-GAAP measures to the most directly comparable GAAP measure
4 See Appendix B for a reconciliation of these non-GAAP measures to the most directly comparable GAAP measure
5 See Appendix B for a reconciliation of these non-GAAP measures to the most directly comparable GAAP measure

Leadership Position in Rapidly Changing Market with Evolving Competitive Landscape

As the Company’s founder, Mr. Mokady has been a pillar in the development of its technology and the execution of its strategy. While Mr. Mokady served as Chairman of the Board and Chief Executive Officer, the Company has further strengthened its leadership position in the market with the introduction of key product innovations, such as protection and credential theft blocking on the endpoint, extending the reach of application security to modern development and DevOps, protecting cloud infrastructure, privileged business users and cloud administrators. The Company was named a leader positioned farthest on the completeness of vision axis and highest on the ability to execute axis in the Magic Quadrant for Privileged Access Management published by Gartner on December 3, 2018.6

The market for Privileged Access Security is highly competitive and is estimated to be among the fastest growing segments in the overall cybersecurity market. In recent years the market for Privileged Access Security solutions has experienced consolidation across competitive vendors. The Company anticipates the market will continue to be highly competitive and may include new entrants into the competitive field. In addition, the cybersecurity market in general and Privileged Access Security, in particular, continue to be characterized by rapid changes. Organizations are increasingly running in hybrid environments, migrating workloads to the cloud and executing digital transformation strategies. As a result of these market dynamics, CyberArk’s strategy needs to continue to be agile while at the same time the potential disruption created from vendor consolidation provides CyberArk with an opportunity, under strong leadership and with excellent execution, to maintain and potentially extend its leadership position.

Given Mr. Mokady’s deep domain expertise, the nominating and corporate governance committee and the Board believe that CyberArk is best positioned to maintain its leadership position, capitalize on the significant opportunity and respond to changes in the market for Privileged Access Security, by Mr. Mokady retaining the position as Chairman of the Board and Chief Executive Officer.

Corporate Governance

The nominating and corporate governance committee and the Board believe that the combination of the Chairman of the Board and Chief Executive Officer positions has not impeded, and will not impede, the Board’s independent and effective oversight. Six of the seven members of the Board are independent under Nasdaq corporate governance rules, and all of the Board’s committees are comprised solely of independent directors and exclude Mr. Mokady. Additionally, the Board has determined that, subject to shareholder approval of this proposal, Mr. Tirosh will continue to serve as Lead Director and have specific enumerated powers and responsibilities that promote strong, independent Board leadership. The Board believes that this structure promotes more effective and timely communication between the Board and management team, which results in increased agility in the execution of the Company’s growth strategy. In addition, The Board will continue to study the merits of this governance model on an annual basis to ensure that it is in line with the Company’s strategic plan to create long-term value for shareholders and protects shareholder interests.

6 Felix Gaehtgens, Dale Gardner, et al. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. The Gartner Report described herein, (the "Gartner Report") represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Filing) and the opinions expressed in the Gartner Report are subject to change without notice.

Lead Independent Director

A critical factor for the Board’s continuing support of this leadership structure, and the Board’s recommendation that shareholders approve this Proposal 5, is the Lead Director role with expressly enumerated authorities and responsibilities. Since creating the role of Lead Director in 2016, the Board believes that the role has facilitated, and will continue to facilitate, strong, independent Board leadership and effective independent oversight. If this Proposal 5 is approved, for so long as the positions of the Chief Executive Officer and Chairman of the Board are combined, the Company will continue to have a Lead Director.

If the Lead Director is not present at any meeting of the Board, one of the following individuals, in the order listed, will act as the Lead Director for the duration of such meeting: the chairperson of the audit committee, chairperson of the compensation committee, or an independent member of the Board appointed by a majority of the independent members of the Board present.

The authorities and responsibilities of the Lead Director include, but are not limited to, the following:

•
providing leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	presiding as chairman of meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent members of the Board;

•	serving as liaison between the Chairman of the Board and the independent members of the Board;

•	approving meeting agendas for the Board;

•	approving information sent to the Board;

•	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

•	having the authority to call meetings of the independent members of the Board;

•	ensuring that he or she is available for consultation and direct communication with shareholders, as appropriate;

•	recommending that the Board retain consultants or advisers that report directly to the Board;

•	conferring with the Chairman of the Board on important Board matters and ensuring the Board focuses on key issues and tasks facing the Company; and

•	performing such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its duties.

The nominating and corporate governance committee and all independent directors of the Board unanimously support Mr. Tirosh’s continued service as Lead Director because they believe Mr. Tirosh possesses the characteristics and qualities critical for the independent leadership position. Mr. Tirosh is well respected among the directors of the Company and has the qualities and experience desired for a Lead Director, including high personal integrity, a breadth of knowledge in management, operations, and corporate governance, and a willingness to engage or challenge management, as needed.

Conclusion

The Board, following the recommendation of the nominating and corporate governance committee, has unanimously determined that it is in the best interest of the Company and its shareholders to maintain the existing leadership structure, with Mr. Mokady continuing to serve as the Chairman of the Board and the Chief Executive Officer of the Company. Further, the nominating and corporate governance committee and the Board believe the Lead Director provides the appropriate level of independent Board leadership and effective independent oversight to foster strong corporate governance. Accordingly, the Board resolved to approve, and recommend that the shareholders approve, that Mr. Mokady continue to serve in both capacities for the maximum period permitted under the Companies Law, which is currently three years from the date of the Meeting.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, to authorize and approve Mr. Ehud (Udi) Mokady to continue to serve as the Chairman of the Board of Directors and as the Chief Executive Officer of CyberArk Software Ltd. for the maximum period permitted under the Companies Law and the regulations promulgated under the Companies Law, as in effect from time to time.”

Required Vote: Proposal 5

The vote required for approval of Mr. Mokady continuing to serve as the Chairman of the Board and the Chief Executive Officer of the Company is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on such continued service.

In addition, the Companies Law requires the Special Majority to approve this proposal. On the enclosed form of proxy card or voting instruction form you will be requested to indicate whether you are an Interested Party with respect to Proposal 3 or 5. In order to provide for proper counting of shareholder votes, if you have not confirmed that you are not an Interested Party with respect to Proposal 3 or 5, by marking “NO” on the proxy card or voting instruction form (or in your electronic submission), your vote will not be counted for purposes of the Special Majority.

Board Recommendation

The Board recommends that you vote “FOR” Mr. Mokady to continue to serve as the Chairman of the Board and the Chief Executive Officer of the Company as described in this Proposal 5.

PROPOSAL 6

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF THE BOARD
 TO FIX ANNUAL REMUNERATION OF THE INDEPENDENT AUDITORS

 Background

Our shareholders are asked to approve the re-appointment of our independent auditors and to authorize our Board to approve their annual remuneration for the fiscal year ending December 31, 2019.

In June 2018, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ended December 31, 2018, and for such additional period until the Meeting. Each of the audit committee and the Board has approved the re-appointment of Kost Forer as the Company’s independent auditors, subject to approval by the Company’s shareholders, for the fiscal year ending December 31, 2019, and for such additional period until the next annual general meeting of shareholders. The Company, based upon the recommendation of the audit committee and the Board, is submitting for approval the re-appointment of Kost Forer as its independent auditors for the year ending December 31, 2019 until the annual general meeting to be held in 2020, and the authorization of the Board, following approval of the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services pursuant to their engagement.

The following table sets forth the total fees paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	2017	2018
	(in thousands)
Audit Fees	$559	$559
Audit-Related Fees	130	240
Tax Fees	179	227
All Other Fees	7	-

Total	$875	$1,026

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

           “Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

 “Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

           “All other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted service. The audit committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $25,000 to its chairperson and may in the future delegate such authority to one or more additional members of the audit committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full audit committee. All audit and non-audit services provided by our auditors in 2018 were approved in accordance with our policy.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2019, and for such additional period until the next annual general meeting of shareholders.”

 “RESOLVED, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services to be approved first by the audit committee.”

Required Vote: Proposal 6

The approval of this Proposal 6 requires the affirmative vote of the holders of a majority of the ordinary shares present or represented at the Meeting in person or by proxy, and voting on this proposal.

Board Recommendation

The Board recommends that you vote “FOR” the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the fiscal year ending December 31, 2019 and for such additional period until the next annual general meeting of shareholders, and the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services as described in this Proposal 6.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2018 will be presented. A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2018 (including the audited consolidated financial statements for the year ended December 31, 2018) is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at http://investors.cyberark.com. Alternatively, you may request a printed copy of the annual report on Form 20-F by fax to our Chief Financial Officer, Josh Siegel at +972-3- 9180028.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Proxy Statement and is not aware of any other matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 14, 2019, is available on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at http://investors.cyberark.com.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing or furnishing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Joshua Siegel Chief Financial Officer

Petach-Tikva, Israel
May 21, 2019

Appendix A

CyberArk Software Ltd. Compensation Policy
________________________________

CYBERARK SOFTWARE LTD.

2019 COMPENSATION POLICY
________________________________

1.          Purpose.

This 2019 Compensation Policy (the “Policy”) constitutes the Compensation Policy of CyberArk Software Ltd. (the “Company”) with respect to the determination of Terms of Office of Office Holders. This Policy replaces the 2014 Compensation Policy of the Company in its entirety, subject to and following its approval by the Company’s shareholders (or as otherwise provided by law).

2.          Definitions; Construction.

   2.1.          “Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

   2.2.          “Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or judicial authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

   2.3.          “Board” means the Board of Directors of the Company.

   2.4.          “Committee” means the Compensation Committee of the Board.

   2.5.          “Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

   2.6.          “Director” means any member of the Board.

   2.7.          “Executive” means any Office Holder who does not serve solely as a Director.

   2.8.          “Office Holders” means as set forth in the Companies Law, regardless of whether such Office Holder is employed or engaged, directly or indirectly, by the Company or an Affiliate thereof.

   2.9.          “Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

   2.10.          “Terms of Office” means ‘terms of office and engagement’ as defined in the Companies Law.

   2.11.          Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context requires otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Committee is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words ‘include’, ‘includes’ and ‘including’ shall be deemed to be followed by the phrase ‘without limitation.’ References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Policy.

   2.12.          Nothing in this Policy shall confer upon any person, including any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature, or to terminate the service or employment of any Office Holder. The Terms of Office of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates, a written undertaking of the Company or its Affiliates, or a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and their applicability to the relevant Office Holder. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

   2.13.          This Policy will apply, with necessary changes, to any Office Holder who is engaged (whether directly or indirectly) as a service provider of the Company or any Affiliate.

   2.14.          This Policy shall not apply, and shall have no effect with respect to or derogate from, any Terms of Office of any Office Holder that were in effect prior to the date of adoption of this Policy.

   2.15.          To the extent that after the date this Policy is approved in accordance with the Companies Law, there will be a relief in the mandatory or minimum requirements prescribed by Applicable Law to be included in a compensation policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, then such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

3.          Administration.

   3.1.          This Policy shall be administered by the Committee, unless and to the extent an action necessary for the administration of this Policy is subject to Board approval pursuant to the Companies Law.

   3.2.          Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Committee's powers provided elsewhere in this Policy and by the Companies Law, the Committee shall have full authority in its discretion, from time to time and at any time, to do any of the following: interpret the Policy; prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and determine any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.          General Considerations.

The Terms of Office established pursuant to this Policy will be determined based on various considerations including those listed in this section.

   4.1.          Promoting the Company’s Objectives, its Business Plan and its Long-Term Strategy. The Company believes that attracting and retaining Office Holders that have appropriate qualifications and proven track record that is expect to promote achievement of the Company’s business and financial goals is a key element to the Company’s success. In order to attract and retain Office Holders that possess skills, experience, professional capabilities and motivation that would support the Company's efforts to increase shareholder value, the Terms of Office under which such Office Holders are retained should be competitive, reflect the past and anticipated contribution of such Office Holders to the Company and its business, reflect the scope of authority and responsibilities of the Office Holders and should create adequate and appropriate incentives for such Office Holders to dedicate their full attention, skills and efforts to the success and growth of the Company.

   4.2.          Creating Appropriate Incentives to the Company’s Office Holders. The Company believes that the Terms of Office should reflect a balance between short-term and long-term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, and between past performance and future performance and take into account the Company’s risk management and various other considerations that are appropriate in each individual case. Moreover, the Company believes that the Terms of Office of each Office Holder are both a reflection of the Company’s general policies and the individual circumstances relating to the hiring and retention of such Office Holder, and, therefore, there ought to be variations between the Terms of Office among Office Holders.

   4.3.          The Size of the Company and the Nature of its Operations. The Company is involved in various businesses, products lines, technologies, geographic regions and target markets. In addition, the Company operates in an environment and markets that are dynamic and are continuously in flux offering multiple and different challenges. Accordingly, appropriate attention will be given to the particular circumstances and challenges of such Office Holder in determining his/her Terms of Office.

   4.4.          Competitive Environment. The Terms of Office of an Office Holder will be determined after giving consideration to the terms offered to comparable Office Holders in comparable companies, to the extent such information is readily available, in order to offer competitive terms and attract and retain competent and capable Office Holders. The Terms of Office will generally be within a range of between average and above average levels in comparable companies. The applicable benchmark will be determined such that the Terms of Office of Office Holders serving in roles having responsibility over global operations will generally be compared to global roles and Office Holders serving in particular localities will generally be compared to roles in such localities. In addition, in order to attract or retain unique talents that are considered by the Company as such, the Terms of Office may exceed the aforementioned levels.

   4.5.           Compensation Mix. The Terms of Office of an Office Holder will include a combination of various components, such as: salary and auxiliary payments and benefits, bonuses, equity or equity-linked awards, expense reimbursement, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law. In each instance, the Company will consider which components are appropriate and to what extent.

5.          Specific Considerations in the Determination of Terms of Office.

In order to achieve the general purpose and intent of the general considerations above, the Terms of Office of an Office Holder shall be predominantly based on the following considerations, as relevant and applicable in each case:

    5.1.          The education, qualifications, skills, expertise, professional experience, accomplishments, references, reputation and achievements of the Office Holder.

   5.2.          The experience, references, reviews, achievements and sustained performance of the Office Holder over time within the Company and its Affiliates.

   5.3.          The seniority, tenure and duration of employment with or service to the Company or its Affiliates.

   5.4.          The job function, organizational level, position and areas and scope of responsibility and authority of the Office Holder.

   5.5.          The obligations, responsibilities, roles and objectives of such Office Holder under Applicable Law.

   5.6.          The need to attract and retain Office Holders who have relevant skills, know-how or unique expertise.

   5.7.          Prior Terms of Office with the Company and its Affiliates or previous employers.

   5.8.          The then-current and prospective condition of the Company’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy.

   5.9.          Geographical location and region of activity, and the employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction.

   5.10.          Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates and the terms of compensation of relevant groups of employees of the Company and its Affiliates.

   5.11.          The employment or compensation practices of comparable companies. The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined by the Company from time to time. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition and financial results, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters.

   5.12.          The ratio between the Terms of Office of the Office Holder and the salary (as defined in the Companies Law), and specifically the average and median salary (as defined in the Companies Law) of other employees of the Company, including for purposes of this section those engaged through manpower companies, and the effect of such differences on the employment environment in the Company.

   5.13.          If the Terms of Office include variable components, the inclusion of threshold and capped payout levels, provisions reducing variable components in certain circumstances, and setting a limit to the value of an equity variable component upon its exercise, all at the Committee’s discretion.

   5.14.          If the Terms of Office include termination benefits, the term of office or engagement of the Office Holder, the Terms of Office during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its financial results, and the circumstances of termination.

   5.15.          Accounting and tax considerations and implications, including, the total cost or value of the compensation (or any component thereof) to the Company, the manner in which such compensation shall be recorded in the Company’s financial statements, impact on cash flow and any applicable requirement to obtain approvals from any tax or other regulatory authority.

   5.16.          The impact, if any, of the fact that the engagement of the Office Holder is effected pursuant to an agreement with an Affiliate of the Office Holder.

   5.17.          If the Terms of Office include equity or equity-linked components, the value thereof, the anticipated incentive associated with such components and any dilution resulting from the issuance of the securities.

   5.18.          Any requirements prescribed by the Companies Law, U.S. securities laws and Nasdaq rules, and any other Applicable Law, from time to time.

   5.19.          General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals.

   5.20.          The specific goals or targets defined for the Office Holder or for which he/she is recruited or retained, and incentivizing the Office Holder to reach and exceed these goals.

   5.21.          Such other considerations as are deemed relevant or applicable in the circumstances.

The relevancy and applicability of the foregoing considerations shall be weighed in each particular instance, and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances, taking into account that the Company is operating in various jurisdictions, has a number of product lines and different operating business segments or units, each of which may differ significantly in its employment practices.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

6.          Components of Terms of Office of an Executive.

The Terms of Office of an Executive may include a combination of all or any part of the following components, in each instance, considering which components are appropriate and their respective weight.

   6.1.          Salary and additional or related Benefits.

 6.1.1.          The Terms of Office of an Executive may include a mechanism for salary updates and currency conversion calculations.

 6.1.2.          Additional or related benefits may include the following: pension; education fund; managers insurance; medical insurance (general, vision and dental) and life insurance, including with respect to immediate family members; disability insurance; periodic medical examination; leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance; telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof; paid vacation, including, if applicable, the redemption thereof; sick days; holiday and special occasion gifts; recuperation pay; expense reimbursement; payments or participation in relocation and related costs, perquisites and expenses (including for relocated family members); loans or advances, to the extent permitted under Applicable Law; professional or academic courses or studies; newspaper or online subscriptions; professional membership dues or subscription fees or professional liability insurance; professional advice or analysis (such as pension, insurance and tax); other benefits generally provided to Company employees (or any applicable Affiliate or division); other benefits or entitlements mandated by Applicable Law; and other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction. Any of the above benefits may be within the requirement mandated by Applicable Law or in excess thereof. Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

   6.2.          Retirement and Termination of Engagement.

             6.2.1.          Advance notice of termination, not exceeding the higher of the period required by Applicable Law or 12 months.

6.2.2.          Garden leave period prior to, or adjustment period following, termination, not exceeding 12 months in the aggregate.

6.2.3.          Termination and severance payments, not exceeding 12 months’ salary (in addition to any mandatory severance payments under Applicable Law).

6.2.4.          The Terms of Office of an Executive pursuant to subsections 6.2.1-6.2.3 above, in the aggregate, shall not exceed 24 months’ salary (in addition to any mandatory payment or period under Applicable Law).

               6.3.          Non-solicitation and/or Non-Compete Arrangements

6.3.1.          Non-solicitation and/or non-compete undertakings, and payment in consideration for such undertaking shall not exceed 24 months’ salary.

               6.4.          Arrangements upon Change of Control

           The following benefits may be granted to an Executive in addition to the benefits applicable in the case of any retirement or termination upon a “Change of Control” (as defined in the Company’s most recent Equity Plan then in effect):

                         6.4.1.          Vesting acceleration of outstanding equity awards.

6.4.2.          Extension of the exercising period of options for a period of up to one (1) year, following the date of termination; and

6.4.3.          Up to an additional six (6) months of continued base salary and benefits following the date of termination (the “Additional Adjustment Period”). For avoidance of doubt, such Additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to this Policy, but in no event shall exceed, together with the payments pursuant to subsections 6.2.1-6.2.3 above, 24 months’ salary (in addition to any mandatory payment or period under Applicable Law).

   6.5.          Bonuses. Bonuses may include Annual Bonuses and Special Bonuses.

             6.5.1.          Annual Bonus.

             6.5.1.1.          Each year, an Executive may be entitled to an annual bonus, pursuant to a bonus plan prepared with respect to such year (the “Annual Bonus”). The bonus plan will contain objectives regarding the Company’s annual financial and/or business performance as well as personal objectives related to such Executive’s area of responsibility. The objectives will be designed to promote the Company’s medium- and long-term success, be based on measurable criteria and may include corporate, strategic and financial objectives, as well as leadership and management measures relating to the Executive individually or to his/her business unit/department, including: contribution to the management and corporate values of the Company, its vision and mission; ability to hire, manage and motivate personnel in support of the Company’s objectives; and management of functions and responsibilities within set financial budgets and forecasts or other applicable criteria (the “Bonus Plan”).

6.5.1.2.          At the beginning of each fiscal year, the Board, based on the recommendation of the Committee, will set the general structure of the Bonus Plan and the chief executive officer will determine each Executive’s specific personal targets (other than his own). The Bonus Plan may relate to overachievement and it may, but shall not be required to, be set out in individual agreements with the applicable relevant Executive.

6.5.1.3.          The terms of the Annual Bonus will also include the specific weight of each criteria. The criteria and the method of measuring the criteria underlying the Annual Bonuses may differ from period to period and from one Executive to another.

6.5.1.4.          A portion of the Annual Bonus granted to an Executive may be based on non-measurable criteria or a discretionary evaluation of the Executive’s overall performance by the chief executive officer (subject to any additional approval as may be required by the Companies Law), and in case of the chief executive officer, by the Committee and the Board; provided, that in any event such qualitative portion of the Bonus plan not exceed 30% of the Annual Bonus of the chief executive officer or 70% of the Annual Bonus of another Executive.

6.5.1.5.          Measurable criteria (determined on a Company-wide or divisional basis) that may be considered, include among others: financial results (whether GAAP or non-GAAP); sales and marketing objectives; productivity indices and growth in the volume of activity; cost savings; efficiency metrics; execution of projects; internal and external customer satisfaction; promotion of strategic targets; promotion of innovation; employee evaluation surveys; regulatory and legal targets; success in raising capital; attainment of milestones; meeting the Company’s budget; and compliance with corporate governance rules. Non-measurable criteria that may be considered include, among others: contribution to the Company’ business, profitability and stability; the need to attract or retain an Executive with skills, know-how or unique expertise; the responsibility imposed on an Executive; changes that occurred in the responsibility imposed on an Executive during the year; performance satisfaction, including assessing the degree of involvement of an Office Holder and devotion of efforts in the performance of the Executive’s duties; assessment of an Executive’s ability to work in coordination and cooperation with other employees; and contribution to an appropriate control environment and ethical environment.

6.5.1.6.          In the event the employment of an Executive commenced mid-year, the Committee and Board may determine to pay the Executive a prorated portion of the Executive’s Annual Bonus.

6.5.1.7.          In the event the employment of an Executive is terminated prior to the end of a fiscal year, the Board may determine to pay such Executive the Annual Bonus, in whole or in part (based on and subject to the terms and conditions of the Bonus Plan).

6.5.1.8.          To the extent applicable in special circumstances, the Bonus Plan may be revisited with respect to the chief executive officer, by the Committee, and if approved by the Committee, then by the Board, and with respect to Executives other than the chief executive officer, by the chief executive officer, during the mid-year review period, the annual performance period or following a material corporate event, which may include among others a material M&A transaction or fund raising, including in order to account for changes in an Executive’s roles and responsibilities, recruitments and promotions during such year, significant changes in the Company’s operations, business or market terms or other material changes applicable to the Company.

6.5.1.9.          The Annual Bonus payable to an Executive pursuant to the Bonus Plan for a certain year shall not exceed twenty-four (24) months’ of such Executive’s salary for the specific year.

6.5.2.          Special Bonuses.

6.5.2.1.          The Terms of Office of an Executive may also include other bonuses as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement or change of responsibilities) at the Committee’s and Board’s discretion, subject to any additional approval as may be required by the Companies Law (“Special Bonuses”). Special Bonuses may also include retention, promotion, signing and relocation bonuses (it being clarified that signing bonuses are expected to primarily address the replacement or forfeiture of the anticipated compensation previously afforded to a joining Executive).

6.5.2.2.          The Special Bonus payable to an Executive shall not exceed twelve (12) months’ of the employer’s cost for such Executive’s salary and additional or related benefits for the specific year (as listed in Section 6.1).

6.5.3.          Notwithstanding the above, under exceptional circumstances and after reconsidering the terms of this Policy, an Annual Bonus or Special Bonus payable to an Executive for a certain year or event may exceed the limits set forth above, if so resolved by the Committee and the Board to be in the interest of the Company; provided, that (a) any such additional bonus may not exceed six (6) months’ of such Executive’s salary for the applicable year, and (b) the Company shall disclose the reason for the payment of the additional bonus and its amount in the Company’s annual report or proxy statement for its annual general meeting.

6.6.          An Immaterial Change in the Terms of Office of an Executive other than the chief executive officer may be approved by the chief executive officer, provided that the amended Terms of Office are in accordance with this Compensation Policy. An “Immaterial Change in the Terms of Office” means a change in the terms of employment of an Executive with an amount equal to up to three (3) months’ salary of such Executive.

7.          Components of Terms of Office of a Director.

            All references to “Director(s)” in this Section 7 relate to non-Executive Directors. To the extent applicable to the Company, the Terms of Office of an External Director (as defined in the Companies Law) will be determined as permitted by the Companies Law and the applicable regulations promulgated thereunder.

   7.1.          The Terms of Office of a Director may include a combination of all or any part of the following components, considering which components are appropriate and their respective weight:

            7.1.1.          Periodic fees. Fees payable with respect to a period of service, typically annual fees and type or scope of services (such as board or committee membership or chairing or independent leadership). The terms of the periodic fees may refer to circumstance and the effect of partial service throughout the relevant period of the fee entitlement.

7.1.2.          Per meeting fees. A fee payable for each meeting of the Board and/or any committee thereof, whether participation was in person, through a telephone or through a written consent.

7.1.3.          Reimbursement of expenses, including travel, stay and lodging.

7.1.4.          Leased car, company car or the value of the use thereof; as well as bearing the cost of related expenses (or reimbursement thereof).

7.1.5.          Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof.

7.1.6.          Other benefits (other than pension arrangements) generally provided to Company employees (or any applicable Affiliate or division).

7.1.7.          Other compensation, benefits or entitlements mandated by Applicable Law.

7.1.8.          Other benefits and entitlements that are part of directors’ compensation practices in the industry, relevant geographical location, region of activity or jurisdiction, provided however, that Directors shall not participate in any performance-based compensation plans.

8.	Arrangements regarding Exculpation and Indemnification of Office Holders.

   8.1.          Exculpation. The Company may exempt its Office Holders in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis to the Company, to the fullest extent permitted by Applicable Law;

   8.2.          Insurance. The Company will provide directors’ and officers’ liability insurance for Office Holders as follows:

             8.2.1.          General directors’ and officers’ liability insurance with coverage of up to the higher of (i) $100.0 million and (ii) 15% of the Company’s market capitalization, calculated based on the closing price of the Company’s shares, as quoted on The Nasdaq Stock Market LLC at the close of business on December 31 of the calendar year preceding the date of such approval, without limiting the premiums payable, provided that, the premium is determined by the Committee to be customary in the circumstances at such time. Such coverage can include, among other things, coverage with respect to reimbursement of expenses, claims relating to any public offering of shares or other securities of the Company and provisions covering an Office Holder’s liability following termination of employment or service.

8.2.2.          Directors’ and officers’ liability insurance with respect to specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control.

               8.3.          Indemnification. The Company (subject to the approvals of the Committee and the Board, and with respect to the Directors and chief executive officer, also the shareholders) may indemnify its Office Holders to the fullest extent permitted by Applicable Law and the Company’s Articles of Association, for any liability and expense that may be imposed on the Office Holder, as provided in the indemnity agreement between such individuals and the Company, all subject to applicable law and the Company’s Articles of Association.

9.	Equity Awards of Office Holders.

   9.1.          Equity awards will be made in the manner prescribed by the Company’s 2014 Share Incentive Plan, as amended, and under such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). These include: options to purchase ordinary shares of the Company, restricted share units, restricted shares, performance based awards and any other type of equity compensation that is based on the Company’s securities and may be granted under applicable tax regimes.

   9.2.          Unless determined otherwise in a specific award agreement approved by the Committee and the Board, equity awards will be subject to an overall vesting period or reverse-vesting, as applicable (being measured by the last vesting date from the date of commencement of vesting) of no less than one (1) year (including, periodic vesting dates during such period and portions that may be fully vested upon grant) or otherwise will be subject to vesting to performance criteria. In addition, the Board may, following approval by the Committee, extend the period of time for which an award is to remain exercisable (but not more than one year following the termination date of engagement) and make provisions with respect to the acceleration of vesting of equity awards in certain events, including termination events or change in control, the vesting period of any Executive’s awards, as well as other adjustments, modifications and changes to the terms of the equity awards (which adjustments, modifications and changes may be made either at the time of approval of the award or at any time thereafter), as permitted under the terms of the Equity Plans and subject to Applicable Law, provided that repricing shall be subject to shareholder approval.

   9.3.          With respect to an equity award that includes an exercise price equal to or higher than fair market value (as determined at such time by the Committee and/or the Board, in their discretion) – the total number of shares subject to such equity award shall not exceed 1.0% of the issued and outstanding share capital of the Company at the time of grant. With respect to an equity award that does not include an exercise price (such as, restricted share units or performance based restricted share units) or includes an exercise price lower than fair market value (as determined at such time by the Committee and/or the Board in their discretion), then the annual total number of shares subject to such equity award shall not exceed 0.5% of the annual issued and outstanding share capital of the Company at the time of grant.

   9.4.          In the event that equity awards granted to groups of employees of the Company and/or its Affiliates are subject to an amendment or adjustment of terms – other than re-pricing – that is applied to the entire group of such employees, then such amendment or adjustment may be applied also to Executives that constitute part of the same group.

   9.5.          The Committee and/or the Board may adopt and maintain minimum shareholding requirements applicable to Office Holders, such as an appropriate ratio between holdings and base salary, to encourage long term holding of shares and/or equity and alignment with shareholder interest.

   9.6.          To the extent applicable, and in special circumstances, the performance criteria of a performance Equity Award may be revisited with and adjusted upward or downward by the Committee, and if approved by the Committee, then by the Board, during the performance period, including in order to account for changes in an Executive’s roles and responsibilities, recruitments and promotions during such year, significant changes in the Company’s operations or business or market terms, mergers and acquisitions or other material changes applicable to the Company.

10.          Recoupment.

                10.1.     In the event of an accounting restatement, the Company shall be entitled to recover from an Office Holder amounts paid to such Officer Holder as part of his/her Terms of Office, equal to the amount in which payment(s) to the Office Holder (in any form, including bonuses, performance equity awards or otherwise) exceeded what would have been paid under the financial statements, as restated, provided that a recoupment claim is made by the Company prior to the second anniversary of fiscal year end of the restatement of the applicable financial statements. The Committee shall be entitled to determine the amounts and conditions of such repayment.

   10.2.          The Committee shall have the authority to reduce or eliminate any earned but unpaid variable compensation of an Office Holder in circumstances where his/her conduct would justify termination for “cause” or in other circumstances determined by the Committee as warranting such reduction. In addition, the Committee shall have the authority to reduce or eliminate any outstanding performance-based awards, awarded or vested due to an accounting restatement, or, if such awards are no longer held by the Office Holder, recover their financial value in cash.

   10.3.          Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

10.3.1.          The financial restatement is required due to subsequent changes in the applicable financial reporting standards; or

10.3.2.          The Committee has determined that “Recoupment” proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

                10.4.          Nothing in this Section 10 derogates from any other ‘recoupment’, ‘clawback’ or similar provisions regarding disgorging of profits imposed on Office Holders by virtue of Applicable Law.

11.           Effectiveness; Term.

               11.1.          The Policy shall take effect upon its approval in accordance with the Companies Law.

   11.2.          The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time determination of Terms of Office of Office Holders is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation of the foregoing, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office of Office Holders at such time.

12.           Non-Exclusivity of this Policy.

   12.1.           Neither the adoption of this Policy or any amendment thereof nor the submission of this Policy or any amendment thereof to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

   12.2.          The Terms of Office of an Office Holder may contain such other terms and conditions that are not inconsistent with this Policy (to the extent required by the Companies Law).

13.           Governing Law.

The Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

14.          Severability.

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

***
[Adopted: __________, 2019]

Appendix B

GAAP to non-GAAP Reconciliation

	2013	2016	2017	2018
	(in thousands)
Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income	$9,079	$35,956	$20,326	$47,292
Share-based compensation	403	17,535	25,237	35,964
Acquisition related expenses	—	—	686	268
Amortization of intangible assets – Cost of revenues	—	1,420	4,213	5,563
Amortization of intangible assets – Research and development	—	1,913	—	—
Amortization of intangible assets – Sales and marketing	—	1,190	1,046	793
Facility exit and transition costs	—	—	342	580

Non-GAAP operating income	$9,482	$58,014	$51,850	$90,460

	2013	2016	2018
	(in thousands)
Reconciliation of Net Income to Non-GAAP Net Income:
Net income	$6,635	$28,124	$47,072
Share-based compensation	403	17,535	35,964
Warrant adjustment	1,446	—	—
Acquisition related expenses	—	—	268
Amortization of intangible assets – Cost of revenues	—	1,420	5,563
Amortization of intangible assets – Research and development	—	1,913	—
Amortization of intangible assets – Sales and marketing	—	1,190	793
Facility exit and transition costs	—	—	580
Taxes on income related to non-GAAP adjustments	—	(4,937)	(15,485)
Intra-entity intellectual property transfer tax effect, net	—	—	1,768

Non-GAAP net income	$8,484	$45,245	$76,523

For further information about our consolidated financial data, see Item 3.A. “Selected Financial Data” of our annual reports on Form 20-F for the years ended December 31, 2017 and December 31, 2018, filed with the SEC on March 15, 2018 and March 14, 2019, respectively, and available on the “Investor Relations” section of our website at http://investors.cyberark.com or through the SEC’s website at www.sec.gov.